SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 18 March 2004

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (File No. 333-12866) of Telstra Corporation Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓                                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐                                     No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Half year financial results for period ended 31 December 2003
Sensis Acquisition of the Trading Post Group

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Telstra Corporation Limited

Half year end results and operations review
Half year ended 31 December 2003
Good profit growth with strong cash management

Summary of operating results

Telstra Corporation Limited reported a profit after tax and outside equity interests (PAT) of $2,293 million for the half year ended 31 December 2003, an increase of $1,109 million on the prior year. The increase of 93.7% was primarily due to the non cash write down of the investment in Reach Ltd of $965 million in the previous corresponding half year.

After adjusting to allow like for like comparisons with the half year ended 31 December 2002, as detailed on the normalisation schedule, underlying1 PAT increased $115 million or 5.7% to $2,138 million, with earnings per share increasing 6.3% to 16.7 cents . Underlying1 EBIT3 increased by $100 million or 3.0% to $3,464 million, and underlying1 EBITDA3 increased by $199 million or 3.9% to $5,266 million.

Revenue

Reported total revenue declined by $541 million or 4.8% driven by the inclusion of revenue from the sale of seven commercial properties of $570 million in the half year ended 31 December 2002.

Underlying1 total revenue declined $29 million or 0.3%.

Sales revenue decreased $12 million or 0.1%, benefiting from growth in mobiles, the continuing impact of rebalancing initiatives and increases in mobile services in operation. Growth in internet and IP products and Sensis (advertising and directories) revenues, was offset by a decline in revenues from controlled entities, including Hong Kong CSL, other sales and service and ISDN.

Domestic sales revenue increased by $87 million or 0.9% to $9,739 million. Excluding NDC construction and cable recovery and recycling revenues, domestic sales revenue increased by 1.8% to $9,703 million.

Expenses

The decrease in reported total expenses of $1.5 billion or 17.2% includes the non cash write down of the investment in Reach Ltd and the cost of asset and investments sold in the half year ended 31 December 2002.

Underlying1 operating expenses (before depreciation/amortisation) declined by $228 million or 4.1% largely due to a $256 million or 13.2% decline in underlying1 goods and services purchased, comprising reduced network payments for services provided by Reach and cost reduction programs. Underlying1 operating expenses (including depreciation and amortisation but before interest and tax) declined $129 million or 1.8%, and includes depreciation and amortisation growth of 5.8%.

Net borrowing costs declined by $77 million or 17.8% due to reduction of long term debt and costs incurred in the prior year following closure of various interest rate swaps.

Reported tax expense declined by $94 million or 9.7% primarily due to a $58 million benefit, which related to the consolidation of Multimedia subsidiary into the Telstra Tax Group as a result of the adoption of tax consolidation from July 2002. Underlying1 tax expense has increased by 3.0%.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Operating cash flow less cash flow used in investing activities declined 13.7% to $1.8 billion, driven by a reduction in proceeds from asset and investment sales and increased tax paid. After removing the impact of the sale of seven commercial properties in the prior year, operating cash flow less cash flow used in investing activities increased by $281 million or 18.2%.

Operating capital expenditure declined by 10.7$ to $1.4 billion and represents 13.5% of sales revenue. Domestic core operating capital expenditure2 declined by $157 million or 10.8% to $1.3 billion.

Treasury operations

Telstra financial position remains strong with current credit ratings of AA-, Aa3 and AA- from S&P, Moody’s and Fitch respectively.

Dividend

A fully-franked interim ordinary dividend of 13c per share has been declared and is payable on 30 April 2004. This represents an increase of 8% on the interim ordinary dividend declared in the corresponding period in the prior year.

For enquiries on these results contact:

John Stanhope	Wayne Treeby
Chief Financial Officer	General Manager, Investor Relations
Telstra Corporation Limited	Telstra Corporation Limited
Phone: 61 3 9634 8014
Email: Investor.relations@team.telstra.com

All results stated in $A unless otherwise indicated.

N/M refers to not meaningful.

All statistical data represents management’s best estimates and excludes all Telstra internal usage statistics.

Footnotes:

1.	Underlying results are produced to allow like for like comparison by removing those items which are either not of a comparable nature owing to structural changes to the business e.g. acquisitions/consolidations, significant and non recurring or not part of the core operations of the business.

The half years ended 31 December 2003 and 2002 underlying results EXCLUDE:

Proceeds from asset/investment sales and book value of asset/investment sales, the diminution in value of investments, the non cash write down of the investment in Reach and Reach contract exit transactions, and the tax benefit from the accounting impact of tax consolidation.

2.	Domestic core operating capital expenditure is operating capital expenditure excluding HKCSL & TelstraClear operating capital expenditure.

3.	Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the company’s operating profit. Our management uses EBITDA, in combination with other financial measures, primarily to evaluate the company’s operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for income taxes, debt service and capital expenditure.

EBITDA is not a USGAAP measure of income or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

In addition, we believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance.

Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Quarterly Data	58
Product Reconciliation	59
Statement of Financial Position — detail	60

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Statement of financial performance

for the half year ended 31 December 2003

	Half Year Ended 31 December
					Reported	Underlying[1]	Reported	Underlying[1]
	2003		2002		Change	Change	Change	Change
	Reported	Underlying[1]	Reported	Underlying[1]	$m	$m	%	%
	(in $ million)
PSTN products
Basic access	1,610	1,610	1,556	1,556	54	54	3.5	3.5
Local calls	778	778	796	796	(18)	(18)	(2.3)	(2.3)
PSTN value added services	134	134	141	141	(7)	(7)	(5.0)	(5.0)
National long distance	578	578	582	582	(4)	(4)	(0.7)	(0.7)
Fixed to mobile	808	808	753	753	55	55	7.3	7.3
International direct	139	139	161	161	(22)	(22)	(13.7)	(13.7)

Total PSTN products	4,047	4,047	3,989	3,989	58	58	1.5	1.5
Mobiles
Mobile services	1,733	1,733	1,632	1,632	101	101	6.2	6.2
Mobile handsets	186	186	172	172	14	14	8.1	8.1

Total Mobiles	1,919	1,919	1,804	1,804	115	115	6.4	6.4
Data and Internet
Data	509	509	526	526	(17)	(17)	(3.2)	(3.2)
ISDN (Access and Calls)	471	471	496	496	(25)	(25)	(5.0)	(5.0)
Internet and IP solutions	463	463	391	391	72	72	18.4	18.4

Total Data and Internet	1,443	1,443	1,413	1,413	30	30	2.1	2.1
Sensis (advertising and directories)	769	769	731	731	38	38	5.2	5.2
Intercarrier services	583	583	591	591	(8)	(8)	(1.4)	(1.4)
Inbound calling products	238	238	250	250	(12)	(12)	(4.8)	(4.8)
Solutions management	233	233	239	239	(6)	(6)	(2.5)	(2.5)
Other Controlled Entities (excl HK CSL & TelstraClear)	79	79	117	117	(38)	(38)	(32.5)	(32.5)
Hong Kong CSL	377	377	484	484	(107)	(107)	(22.1)	(22.1)
TelstraClear	282	282	273	273	9	9	3.3	3.3
Customer premises equipment	92	92	100	100	(8)	(8)	(8.0)	(8.0)
Payphones	72	72	75	75	(3)	(3)	(4.0)	(4.0)
Other sales & service	322	322	402	402	(80)	(80)	(19.9)	(19.9)

Sales revenue	10,456	10,456	10,468	10,468	(12)	(12)	(0.1)	(0.1)
Other revenue	370	94	899	111	(529)	(17)	(58.8)	(15.3)

Total revenue	10,826	10,550	11,367	10,579	(541)	(29)	(4.8)	(0.3)

Expenses:
Labour	1,635	1,635	1,624	1,624	11	11	0.7	0.7
Goods and services purchased	1,690	1,690	2,011	1,946	(321)	(256)	(16.0)	(13.2)
Other expenses	2,148	1,930	2,510	1,914	(362)	16	(14.4)	0.8

Expenses before equity acc/depn/amort/interest	5,473	5,255	6,145	5,484	(672)	(229)	(10.9)	(4.2)

Share of net loss from associates and joint venture entities	29	29	969	28	(940)	1	(97.0)	3.6

Total operating expenses & share of net loss from associates & joint venture entities before depn/amort/interest	5,502	5,284	7,114	5,512	(1,612)	(228)	(22.7)	(4.1)

EBITDA	5,324	5,266	4,253	5,067	1,071	199	25.2	3.9
EBITDA excl share of net loss from associates & joint venture entities	5,353	5,295	5,222	5,095	131	200	2.5	3.9
Depreciation	1,412	1,412	1,346	1,346	66	66	4.9	4.9
Amortisation (excl goodwill)	330	330	300	300	30	30	10.0	10.0
Goodwill amortisation	60	60	57	57	3	3	5.3	5.3

Total depreciation/amortisation	1,802	1,802	1,703	1,703	99	99	5.8	5.8

Total operating expenses & share of net loss from associates & joint venture entities before interest	7,304	7,086	8,817	7,215	(1,513)	(129)	(17.2)	(1.8)

EBIT	3,522	3,464	2,550	3,364	972	100	38.1	3.0
EBIT excl share of net loss from associates & joint venture entities	3,551	3,493	3,519	3,392	32	101	0.9	3.0
Net borrowing costs	355	355	432	432	(77)	(77)	(17.8)	(17.8)

Profit before income tax	3,167	3,109	2,118	2,932	1,049	177	49.5	6.0
Tax(i)	874	971	968	943	(94)	28	(9.7)	3.0

Profit after tax (bef. Outside equity interests)	2,293	2,138	1,150	1,989	1,143	149	99.4	7.5

Outside equity interests	0	0	(34)	(34)	34	34	N/M	N/M

Profit after tax	2,293	2,138	1,184	2,023	1,109	115	93.7	5.7

Effective tax rate (ii)	27.6%	31.2%	45.7%	32.2%			(18.1)	(1.0)
EBITDA margin on sales revenue (ii)	50.9%	50.4%	40.6%	48.4%			10.3	2.0
EBIT margin on sales revenue (ii)	33.7%	33.1%	24.4%	32.1%			9.3	1.0
Earnings per share (cents) (iii)	17.9	16.7	9.2	15.7			94.6	6.3

(i) Underlying tax calculations represent management’s best estimates

(ii) The reported and underlying percentage growth represents the percentage movement from the prior corresponding period Product definitions have been reviewed and where necessary in the Half Year Ended 31 December 2002, comparative figures have been adjusted to align with changes in presentation in the Half Year Ended 31 December 2003. (Refer reconciliation on page 53).

(iii) 2002 EPS is based on 12,866 million shares, 2003 EPS uses the weighted average of 12,817 million shares as a result of the share buyback.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Cash flow summary

For the half year ended 31 December 2003
Cashflow Summary

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions)			%
Receipts from Customers	11,370	11,356	14	0.1
Payments to Suppliers/Employees	(6,466)	(6,513)	47	(0.7)
Net Interest and Finance Charges	(396)	(502)	106	(21.1)
Income Tax Paid	(1,086)	(839)	(247)	29.4
Dividends Received	1	1	0	0.0
GST Remitted to the ATO	(498)	(552)	54	(9.8)

Operating Cash Flow	2,925	2,951	(26)	(0.9)

Operating Capital Expenditure	(1,411)	(1,580)	169	(10.7)
Less Capitalised Interest	37	52	(15)	(28.6)

Operating Capital Expenditure	(1,374)	(1,528)	154	(10.1)
Investment Expenditure	1	(16)	17	(106.3)
Patents, Trademarks and Licences (including 3G spectrum)	(2)	(2)	0	0.0

Capital Expenditure — excluding Capitalised Interest	(1,375)	(1,546)	171	(11.1)
Receipts from Asset Sales/Other Proceeds	277	711	(434)	(61.0)

Cash flow used in Investing Activities	(1,098)	(835)	(263)	31.5

Operating Cash Flow less Cash Flow used in Investing Activities	1,827	2,116	(289)	(13.7)
Movements in Borrowings/Finance Leases	(23)	(422)	399	(94.5)
Employee Share Loans (Net)	14	19	(5)	(26.3)
Dividends Paid	(1,544)	(1,415)	(129)	9.1
Share Buy Back	(1,009)	0	(1,009)	N/M

Net Financing Activities	(2,562)	(1,818)	(744)	40.9

Net Cash Flow	(735)	298	(1,033)	(346.6)

Statement of financial position summary

As at 31 December 2003

Statement of Financial Position

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions)			%
Current Assets	5,128	6,045	(917)	(15.2)
Intangibles	3,008	3,304	(296)	(9.0)
Property, Plant and Equipment	22,666	23,068	(402)	(1.7)
Total Non-Current Assets	28,905	30,768	(1,863)	(6.1)
Net Debt	11,055	10,848	207	1.9
Total Liabilities	18,923	21,578	(2,655)	(12.3)
Gross Debt	12,196	12,958	(762)	(5.9)
Net Assets/Shareholders’ Equity	15,110	15,235	(125)	(0.8)

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Statistical data summary

For the half year ended 31 December 2003

Statistical Summary

	Half Year Ended 31 December
				Change
	2003	2002	Change	%
Billable traffic data (in millions)
Local calls (number of calls)	4,831	5,019	(188)	(3.7)
National long distance minutes(i)	4,343	4,656	(313)	(6.7)
Fixed-to-mobile minutes	2,099	1,955	144	7.4
International direct minutes	338	387	(49)	(12.7)
Mobile voice telephone minutes(ii)	3,011	2,594	417	16.1
Inbound Calling Products - B Party Minutes	1,351	1,343	8	0.6
Network and operations data
Basic access lines in service(iii)
Residential	6.07	6.27	(0.2)	(3.2)
Business	2.51	2.66	(0.1)	(5.6)

Total retail customers	8.58	8.93	(0.3)	(3.9)
Domestic wholesale	1.68	1.41	0.3	19.1

Total basic access lines in services (in millions)	10.26	10.34	(0.1)	(0.8)

ISDN access (basic lines equivalents) (in thousands)(iv)	1,224	1,190	34	2.8
Mobile services in operation (SIO) (in thousands) (v)
GSM	6,139	5,421	718	13.2
CDMA	846	677	169	25.0

Mobile services in operations	6,985	6,098	887	14.5

CDMA Wholesale SIO (in thousands)	53	42	11	26
Number of SMS sent (in millions)	910	632	278	44
Online subscribers (in thousands)
Narrowband subscribers	1,178	1,103	75	6.8
Broadband subscribers (vi)	507	244	262	107.8

Total online subscribers	1,685	1,347	338	25.1

FOXTEL subscribers (in thousands)
FOXTEL cable subscribers	474	480	(6)	(1.3)
FOXTEL direct to home satellite subscribers	388	329	59	17.9

Total FOXTEL subscribers	862	809	53	6.6

Value-added services (in thousands)
Mobile messagebank customers	4,907	5,218	(311)	(6.0)
Easycall® call waiting customers	5,605	5,605	0	0.0
Fixed line Messagebank® customers	1,398	1,434	(36)	(2.5)
Calling number display customers	1,077	925	152	16.4
Employee data
Domestic full-time staff (vii)	35,324	38,291	(2,967)	(7.7)
Full-time staff and equivalents (viii)	40,080	43,038	(2,958)	(6.9)

(i) Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones to Australian fixed telephones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks, and FaxStream® services.

(ii) Includes all calls made from mobile telephones including long distance, international and data calls. Excludes Hong Kong CSL.

(iii) Excludes advanced access services, such as ISDN services

(iv) Expressed in equivalent number of clear voice channels.

(v) Excludes Hong Kong CSL SIOs.

(vi) Within Broadband, Broadband subscribers include DSL Layer 2 and 3S subscribers; retail products include cable, satellite, ISP, HyperConnect and ADSL, while wholesale products include Flexstream, DSL layer 2 and DSL layer 3S

(vii) Excludes offshore, casual and part time employees

(viii) Includes all domestic and offshore employees, including controlled entities.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Operating and Financial Review

Results of operations

The following table illustrates reported and underlying1 results for the half years ended 31 December 2003 and 2002.

Table - Results of operations

	Half Year Ended 31 December
					Reported	Underlying[1]
	2003		2002		Change	Change
	Reported	Underlying[1]	Reported	Underlying[1]	%	%
	(in $ million)
Sales revenue	10,456	10,456	10,468	10,468	(0.1)	(0.1)
Other revenue	370	94	899	111	(58.8)	(15.3)

Total revenue	10,826	10,550	11,367	10,579	(4.8)	(0.3)

Expenses before equity acc/depn/amort/interest	5,473	5,255	6,145	5,484	(10.9)	(4.2)
Share of net loss from associates and joint ventures	29	29	969	28	(97.0)	3.6

Total expenses before depn/amort/interest	5,502	5,284	7,114	5,512	(22.7)	(4.1)
Depreciation & amortisation	1,802	1,802	1,703	1,703	5.8	5.8

Total expenses	7,304	7,086	8,817	7,215	(17.2)	(1.8)

Earnings before interest & tax (EBIT)	3,522	3,464	2,550	3,364	38.1	3.0

Reported earnings before interest and tax (EBIT3) grew 38.1%, driven by a number of items that occurred in the half years ended 31 December 2003 and 2002 making like for like comparisons difficult. After adjusting for these items, underlying1 EBIT3 increased by 3.0%.

The items that required adjustment for this comparison are reflected on the normalisation schedule on page 56, and consist of:

•	The write down in investments of $968 million, largely comprising the non cash write down of the investment in Reach Ltd of $965 million in the prior year;

•	Reach contract exit expenses of $41 million in the prior year; and

•	Asset and investment sales generated EBIT[3] of $58 million in the current year and $195 million in the prior year.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Operating revenues

The following table includes reported and underlying1 operating revenues for the half years ended 31 December 2003 and 2002.

Table 2 - Operating revenue by major product and service category

	Half Year Ended 31 December
	2003		2002		Reported	Underlying[1]
	Reported	Underlying[1]	Reported	Underlying[1]	Change %	Change %
			(in $ million)
PSTN products
Basic access	1,610	1,610	1,556	1,556	3.5	3.5
Local calls	778	778	796	796	(2.3)	(2.3)
PSTN value added services	134	134	141	141	(5.0)	(5.0)
National long distance	578	578	582	582	(0.7)	(0.7)
Fixed to mobile	808	808	753	753	7.3	7.3
International direct	139	139	161	161	(13.7)	(13.7)
Total PSTN products	4,047	4,047	3,989	3,989	1.5	1.5
Mobiles
Mobile services	1,733	1,733	1,632	1,632	6.2	6.2
Mobile handsets	186	186	172	172	8.1	8.1
Total Mobiles	1,919	1,919	1,804	1,804	6.4	6.4
Data and Internet
Data	509	509	526	526	(3.2)	(3.2)
ISDN (Access and Calls)	471	471	496	496	(5.0)	(5.0)
Internet and IP solutions	463	463	391	391	18.4	18.4
Total Data and Internet	1,443	1,443	1,413	1,413	2.1	2.1
Sensis (advertising and directories)	769	769	731	731	5.2	5.2
Intercarrier services	583	583	591	591	(1.4)	(1.4)
Inbound calling products	238	238	250	250	(4.8)	(4.8)
Solutions management	233	233	239	239	(2.5)	(2.5)
Other Controlled Entities (excl HK CSL and TelstraClear)	79	79	117	117	(32.5)	(32.5)
Hong Kong CSL	377	377	484	484	(22.1)	(22.1)
Telstra Clear	282	282	273	273	3.3	3.3
Customer premises equipment	92	92	100	100	(8.0)	(8.0)
Payphones	72	72	75	75	(4.0)	(4.0)
Other sales & service	322	322	402	402	(19.9)	(19.9)

Sales revenue	10,456	10,456	10,468	10,468	(0.1)	(0.1)
Other revenue	370	94	899	111	(58.8)	(15.3)

Total revenue	10,826	10,550	11,367	10,579	(4.8)	(0.3)

Domestic sales revenue		9,739		9,652		0.9

Domestic sales revenue (excl NDC & cable recovery)		9,703		9,528		1.8

Reported revenue decreased by 4.8% and was attributable to the asset and investment sales in the current year of $276 million, as opposed to $788 million in the prior year. The sale of seven commercial properties in the prior year for $570 million is the main driver of the year on year decrease.

After excluding these items, underlying1 total revenue decreased by 0.3%.

The continuing impact of rebalancing initiatives has resulted in an increase in basic access revenue, partly offset by reductions in fixed line call revenue. Growth in internet and IP products, fixed to mobile, mobiles, advertising and directories was offset by declines in ISDN, intercarrier revenues, inbound calling products and revenues from controlled entities, including Hong Kong CSL and other sales and services primarily NDC construction revenues.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

PSTN Products

Explanations for the increase of 1.5% in total PSTN products are reflected in the following tables.

The continuing impact of rebalancing initiatives has resulted in an increase in basic access revenue, partly offset by reductions in local calls, international direct® and national long distance revenues. Fixed to mobile revenues continue strong growth as mobile services in operation continue to grow.

Basic access

Table 3 - Basic access

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions except for statistical data)%
Basic access revenue
Retail	1,361	1,359	2	0.1
Domestic wholesale	249	197	52	26.4

Total basic access revenue	1,610	1,556	54	3.5

Basic access lines in service (in millions)
Residential	6.07	6.27	(0.2)	(3.2)
Business	2.51	2.66	(0.1)	(5.6)

Sub-total	8.58	8.93	(0.3)	(3.9)
Domestic wholesale	1.68	1.41	0.3	19.1

Total access lines in service (in millions)	10.26	10.34	(0.1)	(0.8)

Basic access revenue increased primarily due to rebalancing initiatives. As part of these initiatives, Telstra has introduced pricing packages where by customers are offered plans carrying higher basic access charges enabling them to take advantage of lower calling rates. Offsetting this growth is the slight decline in the number of basic access lines of 0.8% due to competition and migration to broadband.

Wholesale growth is driven mostly by an increase in the number of basic access lines .

Growth in basic access revenue is partly offset by the treatment of pensioner discounts, whereby the discount is now applied to basic access.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Local calls

Table 4 - Local calls

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions except for statistical data)%
Local call revenue
Retail	662	689	(27)	(3.9)
Domestic wholesale	116	107	9	8.4

Total local call revenue	778	796	(18)	(2.3)

Number of local calls (in millions)	4,831	5,019	(188)	(3.7)

Local call revenue declined, due to the 3.7% reduction in the number of local calls from product substitution to mobiles, fixed to mobile, internet, ISDN and the impact of competition. The reduction in volumes is partially offset by an increase in yield due to the removal of the five Free Call rebate in the prior year and impact of pensioner discounts no longer being applied to local calls but to basic access. Rebalancing initiatives have reduced the call rates for HomelineTM customers from 22c to 20c.

Local call volume reductions have slowed since the launch of call 1# Feature AssistantTM and Telstra Home Message 101TM.

PSTN value added services

Table 5 - PSTN value added services

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions)%
PSTN value added services revenue
Retail	114	125	(11)	(8.8)
Domestic wholesale	20	16	4	25.0

Total PSTN value added services revenue	134	141	(7)	(5.0)

Reduction in revenue for PSTN value added services particularly fixed line Messagebank® and Call Return (*10#) is attributable to new free product offerings such as call 1# Feature AssistantTM and Telstra Home Message 101TM.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

National long distance calls

Table 6 - National long distance calls

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions except for statistical data)%
National long distance revenue
Retail	573	579	(6)	(1.0)
Domestic wholesale	5	3	2	66.7

Total national long distance revenue	578	582	(4)	(0.7)

National long distance minutes (in millions)	4,343	4,656	(313)	(6.7)

The reduction in national long distance revenue was attributable to the 6.7% decline in call volumes due to product substitution to mobiles, fixed to mobile, internet, ISDN and the impact of competition. This decline is offset by the withdrawal of 1c Saturday offered in the prior year and the impact of pensioner discounts no longer being applied to national long distance calls. This resulted in an average increase in revenue per minute of 6.6%.

Fixed to mobile calls

Table 7 - Fixed to mobile calls

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions except for statistical data)%
Fixed to mobile revenue
Retail	799	746	53	7.1
Domestic wholesale	9	7	2	28.6

Total fixed to mobile revenue	808	753	55	7.3

Fixed to mobile minutes (in millions)	2,099	1,955	144	7.4

Fixed to mobile revenue increased by 7.3% due to an increase in fixed to mobile minutes from continued strong growth in the number of mobile services in the Australian market.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

International direct

Table 8 - International direct

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions except for statistical data)%
International direct revenue	139	161	(22)	(13.7)

International direct minutes (in millions)	338	387	(49)	(12.7)

International direct® revenue declined due to a reduction in minutes of 12.7%. This reduction is due to customers using other products such as e-mail or mobile and the impact of competitors offering aggressively priced prepaid calling cards.

This reduction was partly compensated by a flagfall increase from August 2002. In addition there has been increased use of offerings such as 0018 Free ½ hour and 10 minute capped calls under Homeline TM rebalancing initiatives.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Mobiles

Table 9 - Mobiles

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions except for statistical data)%
Mobiles revenue	1,919	1,804	115	6.4

Comprising:
Access fees and call charges	1,339	1,315	24	1.8
Value added services
International roaming	85	83	2	2.4
Mobile messagebank	90	82	8	9.8
Mobile data	219	152	67	44.1

Total value added services	394	317	77	24.3
Mobile services revenue	1,733	1,632	101	6.2
Mobile handset sales	186	172	14	8.1

Total mobiles goods and services revenue(i)	1,919	1,804	115	6.4

GSM mobile SIO (in thousands)	6,139	5,421	718	13.2
CDMA mobile SIO (in thousands)	846	677	169	25.0

Total mobile SIO (in thousands)	6,985	6,098	887	14.5

Prepaid mobile SIO (in thousands)	2,574	1,963	611	31.1
Postpaid mobile SIO (in thousands)	4,411	4,135	276	6.7

Total mobile SIO (in thousands)	6,985	6,098	887	14.5

Number of SMS sent (in millions)	910	632	278	44.0
Deactivation rate(ii)	9.6%	11.3%	(1.7)	—
Mobile voice telephone minutes (in millions)	3,011	2,594	417	16.1
	(in $ per service in operation)
Average revenue per user per month(iii)	42.63	45.18	(2.55)	(5.6)
Average prepaid revenue per user per month(iii)	14.72	13.77	0.95	6.9
Average postpaid revenue per user per month(iii)	58.24	59.91	(1.67)	(2.8)
Mobile data revenue per SIO per month	5.39	4.18	1.21	28.9

(i) Excludes revenue from:

-	call termination charges, including calls from our fixed network which we categorise as fixed to mobile;

-	resale of GSM and CDMA services to other carriers which is recognised as intercarrier services revenue; and

-	HK CSL which is recognised as various controlled entity revenue.

(ii) Deactivations rate now excludes transfers of: account names, services between Telstra’s GSM and CDMA networks, and services between prepaid and postpaid. The prior year comparative has been restated to exclude such transfers. This rate includes deactivations of inactive prepaid services, deactivated after the 6 month recharge period.

(iii) Average revenue per user per month is calculated using average SIOs.

The increase in mobile services revenue was largely driven by:

•	An increase in mobile data revenue of 44.1%. Driving this increase is Short Message Service (SMS) revenue growth of 43.3%, attributable to the increase in the number of messages sent which increased by 44.0% to 910 million;

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

•	Messagebank® revenue increase of 9.8% driven by the 9.6% increase in Messagebank® minutes and a slight increase in yield. This increase is partly offset by the decline in the number and yield of memo messages of 9.0% and 3.2% respectively.

•	Mobile services revenue increase of 6.2% driven by strong growth in GSM and CDMA services in operation of 14.5% and increases in voice telephone minutes of 16.1%. This growth is partially offset by loyalty bonuses. The loyalty bonus is a rebate against the access fee.

The loyalty bonus is used as a customer retention initiative in lieu of other similar cost based structures such as handset subsidies.

Mobile handset sales increased by 8.1% largely driven by the change in the mobiles business model whereby customers purchase phones outright or through the Mobile Repayment Option (MRO). The growth in volumes is offset by the reduction in the average price of CDMA and GSM handsets.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Data

Table 10 - Data

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions except for statistical data)%
Data revenue
Frame relay	184	170	14	8.2
ATM	29	37	(8)	(21.6)
Digital data services	130	148	(18)	(12.2)
Leased lines	133	141	(8)	(5.7)
International private lines	15	20	(5)	(25.0)
Other data	18	10	8	N/M

Total data revenue	509	526	(17)	(3.2)

Permanent Virtual Circuits (in thousands)
Frame	29	29	0	0.0
ATM (incl Wholesale)	12	11	1	9.1

Data revenue declined by 3.2% due to product substitution to technologically advanced IP and DSL based product options.

Frame relay revenue grew due to migration from digital data services, leased lines and international private lines.

ATM revenue declined due to the loss of a significant contract and migration to newer IP and DSL based options. Despite the decrease in revenue, ATM virtual circuits grew by 9.1% due to the wholesale ATM product where revenues are recorded against the Intercarrier services product.

Digital data services and leased lines including Transend revenue fell, as they are mature products. Bank and financial institution customers are migrating to newer technologies with greater bandwidth to meet application needs such as Frame relay and Argent.

International private line revenue decreased due to competition, excess capacity in the market and the migration to Frame Relay.

The increase in other data revenue is attributable to EFTPOS product migration to Argent Dial-up from the Transend platform.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

ISDN

Table 11- ISDN

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions except for statistical data)%

ISDN revenue
Access	198	198	0	0.0
Calls	273	298	(25)	(8.4)

Total ISDN revenue	471	496	(25)	(5.0)

ISDN access lines (basic access line equivalents) (in thousands)	1,224	1,190	34	2.8

ISDN access revenue was flat due to the penetration into the SME and consumer markets who are typically low yield. Consequently, the numbers of ISDN access lines have grown by 2.8%. Large enterprise customers have been migrating to highly advanced products such as Frame Relay.

ISDN call revenue decreased largely driven by a decline in data call revenue of 22.6%. ISDN data corporate customers are migrating to products such as Direct Internet Access Service, ADSL and Telstra Private Internet Provider Solutions. The overall decrease in ISDN call revenue was partly offset by an increase in voice call revenue of 7.0%. This increase was driven by the introduction of charging customers for thirty minute blocks of time, rather than a per minute basis. In addition, a greater proportion of customers are using ISDN for voice instead of data as this product moves into SME and consumer segments from the corporate segment.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Internet and IP solutions

Table 12 - Internet and IP solutions

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions except for statistical data)%
Internet & IP solutions revenue
Online broadband	179	118	61	51.7
Online narrowband	144	148	(4)	(2.7)
Internet direct	62	59	3	5.1
IP solutions	71	56	15	26.8
Other	7	10	(3)	(30.0)

Total Internet & IP solutions revenue	463	391	72	18.4

Broadband subscribers - Wholesale (in thousands)	220	57	163	286.0
Broadband subscribers - Retail (in thousands)	287	188	99	52.7

Total Broadband subscribers (in thousands)	507	244	262	107.8
Narowband subscribers - Retail (in thousands)	1,178	1,103	75	6.8

Total online subscribers (in thousands)	1,685	1,347	338	25.1

Internet and IP solutions revenue increased driven by:

•	Continued strong growth in BigPond ™ broadband subscriber revenue driven by subscriber growth of 107.8% and growth across all products as customers migrate from data and ISDN products. This increase is offset by a decline in the average revenue per user due to 2 weeks of rebates to customers as a result of network outage in October and due to the introduction of the usage toolbar in May 2003 impacting excess usage billing;

•	Growth in BigPondTM narrowband subscribers of 6.8% offset by average revenue per subscriber declines due to BigPond rebates;

•	Growth in IP solutions of 26.8%. These products are in the growth phase of the product life cycle with revenue increases for IP WAN and IP MAN/Ethernet. This growth is partially offset by decline in MegaPop® and IP Remote dial-up security software tools.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Sensis (advertising and directories)

Table 13 - Sensis (advertising and directories)

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions)			%

Sensis (advertising and directories)	769	731	38	5.2

Sensis® (advertising and directories) revenue increased due to the launching of the new colour print features and E-mail/URL products resulting in 15.9% growth in White Pages® revenue. In addition, online and electronic products experienced growth of 32.0%, largely due to new customer take up and attractive product enhancements. Yellow Pages® revenue represents over 80.0% of Sensis® (advertising and directories) revenue and experienced growth of 2.1%.

Intercarrier services

Table 14 - Intercarrier services

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions)			%

Intercarrier services revenue	583	591	(8)	(1.4)

The decline in intercarrier services revenue was driven by:

•	Reduced volumes and terminating rates across both mobiles and PSTN/ISDN originating and terminating access. These rate reductions are consistent with the industry trend toward lower interconnect rates;

•	A reduction in wholesale transmission product revenue due to continued pricing pressure from oversupply of capacity in the market, and internet call volume reduction due to increased carriage rates, partly offset by an increase in wholesale ATM;

Partly offset by:

•	increased SMS interconnect revenues of 38.8%, driven by a 33.6% increase in traffic and a 4.0% increase in price.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Inbound calling products

Table 15 - Inbound calling products

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions except for statistical data)%
Inbound calling products revenue	238	250	(12)	(4.8)

B party minutes (in millions)	1,351	1,343	8	0.6
A party calls (in millions)	473	462	11	2.4

Inbound number portability has had a large impact on revenue derived from FreecallTM 1800 and the B party (called party) revenue of Priority® One3TM and Priority® 1300 products, decreasing by 15.2% and 4.3% respectively. These products have been significantly affected by competition however, the decline is considerably less than that experienced in the first half of the prior year as Telstra increases its customer base but at reduced prices.

Solutions management

Table 16 - Solutions management

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions)			%
Solutions management revenue	233	239	(6)	(2.5)

Revenue from solutions management is derived from managing all or part of a customer’s information technology or telecommunications services as well as providing hosting solutions to corporate enterprise and SME.

Managed solutions declined by 3.7% due to the reduction of revenue from the Department of Employment and Workplace Relations contract and the reduction of radio services revenue due to the completion of the defence satellite contract in 2002. This was partly offset by increased revenue from major contracts and growth in managed wide area networks (WAN).

Corporate and SME hosting services experienced growth of 42.5% off a low base.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Other controlled entities

Table 17 - Other controlled entities

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions)			%
Total controlled entity	738	874	(136)	(15.6)

Comprising:
Hong Kong CSL	377	484	(107)	(22.1)
Telstra Clear	282	273	9	3.3
Other CE	79	117	(38)	(32.5)

	738	874	(136)	(15.6)

Revenue from controlled entities declined by 15.6 % driven by:

•	Hong Kong CSL sales revenue declined due to unfavourable currency fluctuations of $93 million and unfavourable price competition of $14 million;

•	The sale of Mobitel in October 2002, representing a decline of $8 million; and

•	Telstra Multimedia sales revenue declined by $27 million due to the customer sales and service centres now being operated directly by Foxtel.

These decreases were partly offset by:

Growth in TelstraClear sales revenue of 3.3%, with New Zealand dollar revenue growth of 4.4%, and revenue for Telstra Europe due to the acquisition of customers & networks from Powergen in the UK.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Customer premises equipment

Table 18 - Customer premises equipment

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions)			%
Customer premises equipment revenue	92	100	(8)	(8.0)

Revenue from customer premises equipment has declined by 8.0% due to the continued competition in the market for fixed line handsets.

Payphones

Table 19 - Payphones

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions except for statistical data)%
Payphones revenue	72	75	(3)	(4.0)

Payphones (in thousands)	66	69	(3)	(4.3)

Payphones revenue decreased driven by:

•	a reduction in the number of Telstra operated payphones of 3.1% due to increased competition and the gradual removal of coin only and credit card payphones;

•	a reduction in the number of privately operated payphone services of 10.9%; and

•	substitution to other products, in particular mobiles.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Other sales and services

Table 20 - Other sales and services

		Half Year Ended 31 December
		2003	2002	Change	Change
		(in $ millions)			%
Total other sales and services
Telstra information and connection services	57		67	(10)	(14.9)
Customnet and spectrum	54		59	(5)	(8.5)
Virtual private network	11		15	(4)	(26.7)
Card services	36		48	(12)	(25.0)
Security Products	25		24	1	4.2
Conferlink	23		23	0	0.0
Commercial works	15		16	(1)	(6.3)
Cable Recovery	2		27	(25)	(92.6)
Bundling Pay TV	65		0	65	N/M
External Construction	34		97	(63)	(64.9)
Other	0		26	(26)	(100.0)

Total other sales and services	322		402	(80)	(19.9)

Telstra information and connection services are traditional voice services and the product group has shown declining revenue, as customers move to online directory services rather than using the traditional operator assisted and directory services.

Virtual private network (VPN) products declined due to the migration to ISDN and IP based products.

Card services declined primarily due to a reduction in Phoneaway® revenue from international calls, as customers migrate to cheaper calling cards. Nevertheless, Phoneaway® continues to be the preferred calling card for travellers within Australia, but generates a lower yield, as call minutes are mainly domestic as opposed to international minutes.

The reduction in cable recovery revenue is due to the planned completion of the cable recovery and recycling project.

External construction revenue declined 64.9% due to lower industry construction activity levels and the integration of the network, design and construction (NDC) business.

Revenue also increased $65 million following the introduction of Foxtel Pay TV bundling by Telstra.

Other represents miscellaneous products and the decline includes a prior period accounting adjustment.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Other Revenue

Table 21 – Other revenue

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions)			%
Total other revenue – reported	370	899	(529)	(58.8)
Less adjustments	276	788	(512)	(65.0)

Total other revenue – underlying	94	111	(17)	(15.3)

Comprising:
Dividends received/receivable	0	1	(1)	N/M
USO Levy Receipts	55	33	22	66.7
Rental/Leases	13	18	(5)	(27.8)
Miscellaneous revenue	26	59	(33)	(55.9)

	94	111	(17)	(15.3)

Where adjustments comprise:
Revenue from sale of:
Property, plant and equipment	98	757	(659)	(87.1)
Controlled Entities	0	17	(17)	N/M
Listed securities and other corporations	23	7	16	N/M
Joint Ventures	0	3	(3)	N/M
Associates	155	0	155	N/M
Business	0	4	(4)	N/M

Total adjustments	276	788	(512)	(65.0)

The reported other revenue reduction is primarily due to the sale of seven commercial properties for $570 million in the prior year.

Excluding this revenue and other revenue generated from sales of assets and investments including IBMGSA investment sale of $153m, other revenue declined 15.3%.

Miscellaneous revenue declined by 55.9% due to a reduction in contracted government tender revenue due to milestone achievements for the untimed local call and rural telecommunications infrastructure fund projects in the prior year.

USO Levy receipts revenue grew due to increases in government sponsored projects including Networking the Nation, Internet Assistance Program, Wireless South West and Island Watch projects.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Operating expenses

The following table illustrates reported and underlying1 expenses for the half years ended 31 December 2003 and 2002.

Table 22 – Operating expenses

	Half Year Ended 31 December
	2003		2002		Reported	Underlying[1]
	Reported	Underlying[1]	Reported	Underlying[1]	Change %	Change %
	(in $ million)
Expenses
Labour	1,635	1,635	1,624	1,624	0.7	0.7
Goods and services purchased	1,690	1,690	2,011	1,946	(16.0)	(13.2)
Other expenses	2,148	1,930	2,510	1,914	(14.4)	0.8

Expenses before equity acc/depn/amort	5,473	5,255	6,145	5,484	(10.9)	(4.2)

Share of net loss from associates and joint venture entities	29	29	969	28	(97.0)	3.6

Total expenses before depn/amort/interest	5,502	5,284	7,114	5,512	(22.7)	(4.1)
Total depreciation/amortisation	1,802	1,802	1,703	1,703	5.8	5.8

Total expenses	7,304	7,086	8,817	7,215	(17.2)	(1.8)

Reported operating expenses decreased by 17.2%, driven by the inclusion of the following items in the half year ended 31 December 2002:

•	$965 million non cash write down of the investment in Reach Ltd;

•	$41 million Reach contract exit costs;

•	$3 million for the write down of other investments; and

•	$593 million of costs relating to asset and investment sales.

     In comparison, the half year ended 31 December 2003 included:

•	$218 million of costs relating to asset and investment sales.

After excluding these items in the half years ended 31 December 2003 and 2002, operating expenses decreased by 1.8%. Excluding depreciation and amortisation, operating expenses decreased by 4.1%.

The decline in other expenses includes the benefits of recent cost reduction programs, such as service delivery, IT transformation, six sigma, the corporate centre review and other commercial initiatives.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Labour expense

Table 23 – Labour expense

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions except for statistical data)%
Labour expense	1,635	1,624	11	0.7

Full time staff & equivalents(i)	40,080	43,038	(2,958)	(6.9)

(i) Includes NDC full time & equivalents. Corresponding labour expense for NDC were recorded in costs of external contracting and cost of sales prior to integration back into Telstra in August 2003.

Reported labour expenses increased by 0.7% driven by:

•	Salary increases of $58 million or 4% due to enterprise agreements and annual reviews;

•	Increases in the use of part time and casual staff and overtime;

•	A change in the accounting treatment of NDC labour, from service contracts and cost of sales to labour expense; and

•	An increase in provisions due to assumptions reviews and changes.

These increases were partly offset by:

•	A decline in full time staff and equivalents of 6.9% to 40,080, which includes NDC staff reductions;

•	A reduction of annual leave and superannuation charges following adoption of AGAAP by Hong Kong CSL;

•	A reduction in Hong Kong CSL labour expense due to exchange rate movements; and

•	A reduction in redundancy expense of $8 million.

While Telstra has continued on a superannuation employer contribution holiday during the year based on recommendations of the last actuarial review (as at 30 June 2000), the continuation of this is dependent upon the performance of the fund. An actuarial review is presently being prepared by the actuary, based on the fund’s position as at 30 June 2003. It is possible that this will recommend re -commencement of employer contributions at some point during 2004-05, albeit at a reasonably low level.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Goods and services purchased

Table 24 – Goods and services purchased

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions)%
Total goods and services purchased – reported	1,690	2,011	(321)	(16.0)
Less adjustments	0	65	(65)	N/M

Total goods and services purchased – underlying	1,690	1,946	(256)	(13.2)

Comprising:
Goods and services purchased – underlying
Cost of goods sold	288	336	(48)	(14.3)
Usage commissions	133	121	12	9.9
Handset subsidies	125	163	(38)	(23.3)
Network payments	871	1,037	(166)	(16.0)
Commercial Project Payments	66	133	(67)	(50.4)
Other	207	156	51	32.7

	1,690	1,946	(256)	(13.2)

Reported goods and services purchased decreased, partly attributable to the costs relating to the exit of the old Reach contract in the half year ended 31 December 2002. After excluding these costs, goods and services purchased declined by 13.2%.

Decreases in cost of goods sold were due to:

•	Foxtel customer sales and service centre now operated directly by Foxtel;

•	Exchange rate movements impacting our Hong Kong CSL business partly offset by higher costs associated with higher handset sales;

•	the reclassification of network payments associated with international PoPs to network payments;

This was partly offset by an increase in handsets sales following more aggressive selling campaigns and the change in the business model, whereby customers purchase a phone outright or through Mobile Repayment Option (MRO).

Growth in usage commissions is driven by the increased popularity of the prepaid product and CDMA services with growth of 31.1% and 25% respectively.

Handset subsidies have declined primarily due to the reduced offerings and focus on selected special offerings. There is a significant decrease in amortisation from previously deferred handset subsidies from prior financial years partly offset by an increase in amortisation relating to current years deferred handset subsidies.

Network payments decreased due to reductions in international call volumes equating to $48 million and charges from Reach for international network connections of $109 million, following the commencement of a new pricing structure from January 2003. Additional benefit of $37 million came from the more favourable $US exchange rate in the current year. The decrease in network payments was partly offset by increased domestic network payments of $38 million from higher volumes across mobiles and SMS terminating, coupled with the reclassification of costs associated with international PoPs from cost of goods sold of $29 million. In addition Hong Kong CSL network payments declined $28 million comprising an exchange rate impact of $19 million and price reductions of $9 million.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Commercial project payments largely comprise costs of construction activities provided by NDC to external parties. This has declined primarily due to closure of the international business and the downturn in the domestic construction industry, in addition to the integration of NDC into Telstra activities which has resulted in savings which are partially offset in labour and other expenses.

Other goods and services have increased primarily due to the introduction of Foxtel bundling in January 2003 equating to $65 million. Payments are made to Foxtel for the services Telstra bundle and sell. This was partly offset by dealer incentives and fees that have declined slightly, with the deferment of incentives and fees to be amortised over the average life of a contract partly offset by increased volumes and higher incentive payments. In addition, paper purchasing and printing costs have declined due to favourable contract negotiation outcomes and lower commodity prices. Other goods and services also comprise information service provider payments and dealer commissions.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Other expenses

Table 25 - Other expenses

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions)			%

Total other expenses - reported	2,148	2,510	(362)	(14.4)
Less adjustments	218	596	(378)	(63.4)

Total other expenses - underlying	1,930	1,914	16	0.8

Comprising:
Rental expense on operating leases	265	296	(31)	(10.5)
Bad/doubtful debts	95	79	16	20.3
Reduction in value of inventories	1	3	(2)	(66.7)
Net foreign currency conversion losses/(gains)	4	15	(11)	(73.3)
Auditors fees	3	4	(1)	(25.0)
Service contracts and other agreements	742	847	(105)	(12.4)
Marketing	172	148	24	16.2
General administration	427	383	44	11.5
Other operating expense	221	139	82	59.0

Total other expenses - underlying	1,930	1,914	16	0.8

Where adjustments comprise:
Net book value of assets sold:
Property, plant and equipment	67	578	(511)	(88.4)
Investments in controlled entities	0	12	(12)	N/M
Investments in joint associated entities	5	0	5	N/M
Investments in listed entities and other corporations	16	9	7	77.8
Businesses	(0)	(6)	6	N/M

Net book value of assets sold:	88	593	(505)	(85.2)
Reduction in value of investments	0	3	(3)	N/M
Other adjustments (IBMGSA Exit Costs)	130	0	130	N/M

Total Adjustment	218	596	(378)	(63.4)

The decrease in reported other expenses was driven by the cost of asset and investment sales, with the half year December 2002 including the sale of seven commercial properties. After excluding the cost of asset and investment sales other expenses increased 0.8% explained by:

•	An increase in other operating expenses primarily due to:

•	the integration of NDC into Telstra activities and the removal of the inter-company profit adjustment offset in service contracts and other agreements;

•	increases across repairs and maintenance, materials usage and vehicle operating costs, also impacted by the NDC integration; and

•	a reduction in overhead costs capitalised due to a change to the IT overhead capitalisation methodology and reduction of support costs subject to capitalisation.

•	An increase in general and administration costs, which has eventuated from the reclassification of some Telstra Enterprise Services IT costs on integration into Telstra activities, and is offset in rental expenses on operating leases. Increases across training/seminars, postage/freight/courier, and entertainment have also contributed to the increase.

•	An increase in bad and doubtful debts due to higher provisions and write off’s including mobile repayment option and the cessation of the customer billing arrangement with Commander Communications, at 30 June 2003. Combined with the absence of any sale of debt recoveries in the half year ended 31 December 2003.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

•	Marketing costs increased primarily due to new initiatives and sponsorships. With the Corporate focus on the broadband product set as a major growth opportunity for Telstra, considerable resources have been devoted to the promotion of broadband, through various media advertising outlets, relative to the corresponding period.

The increases were partly offset by the following declines:

•	Service contracts and other agreements declined largely due to:

•	one off impacts in the half year ended 31 December 2002, such as; the reclassification of Wideband and associated recovery costs capitalised in prior periods equating to $46 million. Service contracts and other agreements also decreased due to the cessation of the cable recovery and recycling project;

•	the removal of the inter-company profit adjustment offset in other operating expenses, in addition to the integration of NDC into Telstra activities, with these savings offset across various expense categories; and

•	cost reduction initiatives in the IT services area.

•	A decline in auditor fees, impacted by timing issues.

•	A decline in rental expenses on operating leases, which has eventuated from the reclassification of some Telstra Enterprise Services IT costs on integration into Telstra activities, and is offset in general and administration costs.

•	Currency conversion costs decreased primarily due to the currency losses in the half year ended 31 December 2002 from the revaluation of borrowings to reflect the fluctuation in exchange rates, with no such exposure in the half year ended 31 December 2003.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Share of net loss from associates and joint venture entities

Table 26 - Share of net loss from associates and joint venture entities

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions)			%

Share of net loss from associates and joint venture entities - reported	29	969	(940)	(97.0)
Less adjustments	0	941	(941)	(100.0)

Share of net loss from associates and joint venture entities - underlying	29	28	1	3.6

Reported net equity accounted losses decreased primarily due to the non cash write down of the investment in Reach Ltd and the Reach contract exit benefit for the half year ended 31 December 2002.

After excluding these items, equity accounted losses remained relatively flat and comprised;

•	Decreased losses of Reach, E-Card and increased profits from PT Mitra Global Telekomunikasi Indonesia.

•	Offset by increased losses in Foxtel, Xantic and reduced profit from IBMGSA and Australian Japan Cable (AJC).

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Depreciation and Amortisation

Table 27 - Depreciation and amortisation

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions)			%

Total depreciation and amortisation	1,802	1,703	99	5.8

Comprising:
Depreciation	1,412	1,346	66	4.9
Amortisation (excl goodwill)	330	300	30	10.0
Amortisation (goodwill)	60	57	3	5.3

	1,802	1,703	99	5.8

Depreciation and amortisation increased due to the communications plant and software development asset additions, which is consistent with the level of capital expenditure over recent years. This was partially offset by a decline in other plant and equipment from the full depreciation of certain assets following the change to asset service lives in the half year ended 31 December 2002.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

International

Hong Kong CSL Financial Summary

The following table shows information about Hong Kong CSL.

Table 28 - Hong Kong CSL Financial Summary

	Half Year Ended 31 December
	2003	2002	2003	2002
	(in A$ millions)		(in HK$ millions)

Total revenue	377	507	2,014	2,191
Total opex	253	354	1,356	1,528
EBITDA	124	153	658	663
EBIT	8	28	248	242
Capital Expenditure	27	27	150	119
EBITDA margin	32.9%	30.2%	32.7%	30.3%

Amounts presented in HK$ have been prepared in accordance with AGAAP.

Amounts presented in $A represent amounts included in Telstra’s consolidated result and includes depreciation and amortisation of goodwill and valuations on acquisition.

Hong Kong CSL continues to perform in a challenging market. Hong Kong CSL is currently experiencing one of its worst economic climates in decades. Along with this, market conditions have been adversely affected by SARS and an ongoing price war.

Voice revenue has declined as a result of price competition, however this has been partially offset by strong growth in handset sales which has been mainly attributable to the introduction of new handset models. There has also been gradual and steady growth in data revenue through the launch of new MMS handsets and innovative contents and applications.

The decline in total revenue has been offset by cost reductions, resulting in EBITDA3 remaining relatively flat for the half year.

The revenue decline in A$ has been exaggerated by the depreciating HK$ against A$.

Closer Economic Partnership Agreements (CEPA) with the Chinese government has been made and is expected to bring new business opportunities in the future. Along with this Hong Kong CSL has been certified as a Hong Kong Service Provider.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Reach Financial Summary

The following table shows information about Reach.

Table 29 - Reach Financial Summary

	Half Year Ended 31 December
	2003	2002
(In US $ millions)
Total revenue	450	622

Net Income	(113)	61
(in A$ millions)
Telstra 50% Share	N/A	57
Less Amortisation of Goodwill	N/A	(60)
Add Amortisation of Unrealised Profit	N/A	22

Equity accounted profit (Excl Investment Write off)	N/A	19
Net write down of investment in reach	N/A	(965)

Equity accounted profit/(loss)	N/A	(946)
Less Adjustments
Net write off of investment in reach	N/A	965
Reach contract exit	N/A	(24)

Equity Accounted profit/(loss) - underlying	N/A	(5)

Amounts presented in US$ have been prepared in accordance with USGAAP.

Amounts presented in A$ represent amounts included in Telstra’s consolidated result.

Equity accounting of Reach ceased as at 31 December 2002.

2003 figures are yet to receive audit approval

REACH has been operating in a difficult environment for a sustained period of time and the industry is expected to remain challenging for a period of time. This has been mainly due to aggressive pricing and over supply of capacity.

To achieve the best results possible in the current market conditions REACH has focused on improving efficiency through effective IT systems integration as well as a continuous focus to reshape into a customer-centric organisation. In addition, there has also been good progress with the containment of costs for key expense drivers.

Cash management is a key financial focus.

To ensure the long term success of REACH, there will be a continued focus on improvements in customer service and productivity, along with the continued pursuit of growth in non-parent sales and to compete on the core competencies of the business.

The outlook for the Reach businesses has not improved, with continuing heavy price competition for global bandwidth and international voice. As disclosed in contingent liabilities note 8 to the half year financial statements, we have become aware of a potential requirement to support Reach in meeting its financial commitments. Reach’s 2004 business plan is currently being finalised.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

TelstraClear Financial Summary

The following table shows information about TelstraClear.

Table 30 - TelstraClear Financial Summary

	Half Year Ended 31 December
	2003	2002	2003	2002
	(in A$ millions)		(in NZ$ millions)
Total revenue	283	273	321	311
Total opex	226	235	256	268
EBITDA	57	38	65	43
EBIT	(17)	(32)	(18)	(38)
Capital Expenditure	52	47	59	55
EBITDA margin	20.1%	13.9%	20.1%	13.8%

Amounts presented in NZ$ have been prepared in accordance with AGAAP.

Amounts presented in $A represent amounts included in Telstra’s consolidated result and includes depreciation and amortisation of goodwill and valuations on acquisition.

TelstraClear is the second largest full service carrier in New Zealand with approximately 12% revenue market share.

Revenue growth of 3.2% has been achieved from solid retail growth of 6.2%, offset by rate reductions in the wholesale international market.

Continuing operational efficiencies and improved cash management have reduced opex by 2.9%.

Leadership in Internet Protocol has led to significant corporate customer wins and Wireless Local Loop roll out in Auckland, Rotorua, Napier and Dunedin has increased the ability to reach both the small business and corporate markets.

TelstraClear has achieved and continues to seek improved regulatory and commercial outcomes.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Net borrowing costs

Table 31 - Net borrowing costs

	Half Year Ended 31 December
	2003	2002		Change
	(in $ millions)		Change	%
Gross borrowing costs	419	523	(104)	(19.9)
less capitalised interest	(37)	(52)	15	(28.8)

Borrowing Costs	382	471	(89)	(18.9)
Interest received/receivable	27	39	(12)	(30.8)

Net borrowing costs	355	432	(77)	(17.8)

Net borrowing costs declined for the half year ended 31 December 2003 primarily due to:

•	costs incurred in the prior year from closeout of interest rate swaps

•	maturity of :

• JPY5 billion in May 2003;

• USD$300 unsecured notes in July 2003; and

• AUD$204m bonds of which $192m matured in July and August 2003.

•	reduced interest received on the PCCW converting note following the reduction to USD $53 million in April 2003 from USD $190 million.

Income Tax Expense

Table 32 - Income Tax Expense

	Half Year Ended 31 December
	2003	2002		Change
	(in $ millions)		Change	%
Income Tax Expense - Reported	874	968	(94)	(9.7)
Less adjustments	97	(25)	122	288.0

Income Tax Expense - underlying	971	943	28	3.0

Reported income tax expense declined by 9.7% due to:

•	the consolidation of Telstra Multimedia Ltd into the Telstra tax group resulting in an additional $58 million reduction to income tax expense following Telstra’s adoption of the tax consolidation legislation from 1 July 2002 and the resetting of taxable asset values; and

•	fewer asset and investment sales in the current year.

The reduction in the reported effective tax rate from 45.7% to 27.6% is due to the above mentioned factors and the prior year write down of the investment carrying value in Reach.

Underlying profit before tax increased by 6.0% with underlying income tax expense only increasing by 3.0%. This is mainly due to higher non-deductible expenses in the prior year.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Segment information

As at 31 December 2003, our organisational structure consisted of eight strategic business units a as outlined below.

•	Telstra Consumer and Marketing is responsible for serving consumer customers with fixed, wireless and data products; managing Telstra brands, advertising and sponsorship; and implementing our bundling initiatives.

•	Telstra Country Wide is responsible for serving customers outside the mainland state capital cities, and in Tasmania and the Northern Territory.

•	Telstra Business and Government is responsible for providing the full range of products and services to corporate, small to medium enterprises and government customers; and managing our interests in our North American, Japanese and European retail operations.

•	Telstra International is responsible for delivering business growth through enhancing the value of our existing international investments and developing new business opportunities; and managing our interest in the Asia-Pacific region, including our operations in Hong Kong, India, China and New Zealand.

•	Infrastructure Services’ responsibilities include the management and delivery of telecommunications infrastructure and related services; operational service and delivery of the entire fixed and mobile networks, along with online products and platforms; and end-to-end project management, planning, design, construction, integration, operations and maintenance of communications networks and systems for Telstra and other telecommunications companies.

•	Telstra Wholesale is responsible for providing telecommunications services and related information applications that are based on the Telstra network infrastructure to other carriers, carriage service providers and ISPs.

•	Telstra Technology, Innovation and Products is responsible for the overall planning, design and construction management of our domestic fixed communication networks and associated systems to deliver technology solutions to support our products, services and customer support; the office of the Chief Information Officer; and product development and the Telstra Research Laboratories.

•	BigPond, Media Services and Sensis is responsible for the management and growth of Telstra’s internet products, services and content, for both broadband and narrowband delivery; the management of Telstra’s broadband cable network; the management of Telstra’s interest in the FOXTEL partnership; and the management and growth of the information, advertising and directories business, including print, voice and online products and services.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Segment summary data — Australian GAAP

	Half Year ended 31 December
	2003	2002	Change
	(in $millions)%
Sales revenue from external customers
Telstra Consumer and Marketing	2,868	2,805	2.2
Telstra Country Wide	2,622	2,528	3.7
Telstra Business and Government	2,153	2,206	(2.4)
Telstra International	659	768	(14.2)
Infrastructure Services	32	137	(76.6)
Telstra Wholesale	1,270	1,181	7.5
Telstra Technology Innovation and Product	1	—	—
Other [5]	851	843	1.0

Total sales revenue from external customers	10,456	10,468	(0.1)

Segment Result under AGAAP
Telstra Consumer and Marketing[5]	1,579	1,553	1.7
Telstra Country Wide[4]	2,355	2,265	4.0
Telstra Business and Government[5]	1,483	1,537	(3.5)
Telstra International	(11)	(21)	47.6
Infrastructure Services	(753)	(678)	(11.1)
Telstra Wholesale	1,299	1,203	7.4
Telstra Technology Innovation and Product	(800)	(660)	(21.2)
Other[6]	(1,763)	(1,649)	(6.9)
Eliminations	4	48	(91.7)

Total Segment Result	3,393	3,502	(3.1)

Footnotes:

4.	Most internal charges between business segments are charged on a direct cost recovery basis.

5.	Other sales revenue includes primarily revenue earned by BigPond, Media Services and Sensis group. Other segment result mainly includes, in addition to these, the Asset Accounting Group which centrally manages all of the Telstra Entity’s fixed assets, including network assets and incurs all of Telstra’s depreciation and amortisation charges.

6.	These segment results do not reflect actual segment results achieved due to the majority of costs of goods and services associated with sales revenues for all three of these segments being allocated totally to the Telstra Consumer and Marketing segment. This allocation reflects management’s accountability framework and internal reporting system, accordingly, no reasonable basis for allocation to the three segments exists.

For the most part, the segment revenues and results have remained reasonably consistent. There have been material changes in Telstra International, Infrastructure Services and Telstra Technology Innovation and Product. These are discussed below.

Telstra International

A large part of Telstra International’s revenue is derived from our Hong Kong subsidiary Hong Kong CSL. The decline in revenue is attributed to the significant improvement of the Australian dollar against the Hong Kong dollar over the last year. The change in exchange rate also affected HKCSL expenses resulting in little change in the segment result despite the change in revenue.

Infrastructure Services

Infrastructure Services saw a significant decline in revenue compared to the same period in 2002 due to revenue from wholesale activities previously residing in Infrastructure Services now being recognised in Telstra Wholesale. This is also reflected in Infrastructure Services’ result for the period.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Telstra Technology Innovation and Product

Telstra Technology Innovation and Product does not earn revenue externally, rather provides services to the group. During the period it exited from a major Information Technology contract and incurred $130m in exit fees. This impacted significantly on its result for the period.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Cash flow

Table 33 - Cash flow data

	Half Year Ended 31 December
	2003	2002		Change
	(in $ millions)		Change	%
Net cash provided by operating activities	2,925	2,951	(26)	(0.9)
Net cash used in investing activities	(1,098)	(835)	263	31.5

Operating Cash Flow less Cash Flow used in Investing Activities	1,827	2,116	(289)	(13.7)
Net cash used in financing activities	(2,562)	(1,818)	744	40.9

Net increase/(decrease) in cash	(735)	298	(1,033)	(346.6)

Operating Cash Flow less Cash Flow used in Investing Activities	1,827	2,116	(289)	(13.7)
Adjustment: Large, one off asset or investment sales	—	570	(570)	(100.0)

Operating Cash Flow less Cash Flow used in Investing Activities (excl large, one off asset or investment sales)	1,827	1,546	281	18.2

Operating cash flow less cash flow used in investing activities for the period declined primarily due to the impact of the sale of seven commercial properties in the prior year. After removing the impact of this sale, operating cash flow less cash flow used in investing activities growth is 18.2%, primarily driven by reduced capital expenditure.

Operating cash flow declined primarily due to the increase in company tax paid attributable to increases in the instalment rate and higher taxable income driven by lower tax depreciation deductions.

Reduction in interest paid is due to lower debt levels and prior year closure of interest rate swaps as well as a reduction in GST payments due to lower level of capital expenditure.

Net cash used in financing activities increased due to the share buy back of 238,241,174 million ordinary shares in November 2003.

Table 34 - Net cash used in investing activities

	Half Year Ended 31 December
	2003	2002		Change
	(in $ millions)		Change	%
Switching	137	230	(93)	(40.4)
Transmission	199	195	4	2.1
Customer access	453	430	23	5.3
Mobile telecommunications networks	143	161	(18)	(11.2)
International telecommunications infrastructure	80	74	6	8.1
Capitalised software	174	311	(137)	(44.1)
Other	225	179	46	25.7

Operating capital expenditure	1,411	1,580	(169)	(10.7)
Capitalised interest included in above	(37)	(52)	15	(28.8)

Capital expenditure excluding capitalised interest	1,374	1,528	(154)	(10.1)
Add: patents, trademarks and licences (including 3G spectrum)	2	2	0	0.0
Add: investments	(1)	16	(17)	(93.8)

Capitalised expenditure (excl. int.) and investments	1,375	1,546	(171)	(11.1)
Sale of capital equipment, investments and other	(277)	(711)	434	(61.0)

Net cash used in investing activities	1,098	835	263	31.5

Capital expenditures (including interest) and investments	1,412	1,598	(186)	(11.6)

Domestic core operating capital expenditure(i)	1,295	1,452	(157)	(10.8)

(i) Domestic core operating capital expenditure is operating capital expenditure excluding HKCSL & TelstraClear operating capital expenditure.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Operational capital expenditure for the half year ending December 2003, excluding any investments, declined by 10.7% to $1.4 billion. The reduction in capital expenditure is due to tighter control over the capital expenditure program as a result of improved processes. The key areas of movement on capital expenditure for the half year include:

•	increased expenditure on the customer access network (CAN) expenditure due to the continuing increase in demand for ADSL Broadband technology. The Narrowband program has remained relatively consistent;

•	decreased expenditure in mobile technologies as the current CDMA 1xRTT deployment program and government sponsored works near completion. Expenditure on GPRS technology has also reduced because the core network expansion has been completed. This is offset in part by an increased spend in expanding CDMA coverage;

•	lower domestic switching expenditure due to lower demand for specialised services. Also more efficient utilisation of existing infrastructure to support high speed products and efficient utilisation of existing headroom to meet customer demand. The lower spend was also due to some major software upgrade programs completed in 02/03; and

•	reduced expenditure on software development due to improvement in productivity, reduced cycle times and lower overhead capitalisation as the IT transformation begins to take effect.

Reduction of investing capital expenditure is due to the absence and need for a Foxtel equity injection in the first half of the year.

Sale of capital equipment, investments and other reduction includes the sale of IBMGSA, Commander, IT Servers and minor property sales.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Expenditure commitments

In the ordinary course of business we enter into long-term agreements for the supply of products and services to support our business needs. Whilst the liability under these agreements only arises on supply, we have a commitment to acquire the particular products and services.

At June 30, 2003, these agreements included commitments for capital expenditures of A$801 million that incorporated commitments for software to be developed for internal use of A$553 million. These agreements also included non-cancellable operating leases of A$1,300 million, cancellable operating leases of A$471 million and finance leases of A$20 million.

In addition at June 30, 2003 we had long-term commitments for items of general expenditure totalling A$4,241 million, which included:

•	our 50% share of the FOXTEL partnership’s commitment totalling A$2,209 million to acquire programming which is subject to minimum subscriber guarantee levels; and

•	information technology service commitments totalling A$1,310 million that predominantly relate to commitments to acquire information technology services from IBM Global Services Australia Limited (IBMGSA) of A$1,089 million.

Since June 30, 2003, the only change of significance to our expenditure commitments is as follows:

•	on 28 August 2003, we sold our 22.6% shareholding in our associated entity IBMGSA for A$154 million. As part of the disposal we negotiated changes to a ten year contract with IBMGSA to provide information technology services. This modification to our service contract with IBMGSA resulted in an expense of A$130 million being recognised and the removal of A$1,596 million of expenditure commitments (of which A$507 million relates to capital commitments) disclosed as at 30 June 2003.

Liquidity

Cash assets at 31 December 2003 were A$559 million, compared with A$1,300 million at 30 June 2003 and A$1,070 million at 30 June 2002. At 31 December 2003, our total interest bearing liabilities (debt) was A$12,196 million, with net debt of A$11,637 million after deducting cash assets.

Approximately 25% of our total debt consisted of domestic borrowings with the balance sourced from a variety of offshore markets. Our current interest bearing liabilities that mature in less than 12 months amounted to A$1,488 million, approximately 12% of our total debt. This comprised three main components, namely bills of exchange and commercial paper of A$1,205 million, finance leases amounting to A$16 million and A$267 million of Telstra bonds maturing within 12 months to 31 December.

We have access to A$525 million and US$200 million of committed standby bank lines. These comprise bilateral arrangements with 8 banks which fall due for renewal at various times throughout the year. We have 4 commercial paper programs with a total borrowing capacity of A$2 billion, US$4 billion, Euro 4 billion and NZ$0.25 billion (the NZ$ facility is technically unlimited but a practical limit is around NZ$0.25 billion due to the small size of the New Zealand market). In each case, we issue commercial paper through dealers on a best endeavours basis. Our commercial paper facilities are not committed and do not provide guaranteed access to funds. As at 31 December 2003, we had drawn down A$1,205 million of our commercial paper facilities.

Other than borrowings in foreign currency specifically held as hedges against foreign currency assets, foreign currency borrowings are fully hedged at drawdown to A$ equivalents using cross currency swaps. Our foreign currency exchange risk is managed centrally by our treasury department, which is part of our Finance & Administration business unit.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

We had positive working capital of A$105 million at 31 December 2003, negative working capital of A$77 million at 30 June 2003 and A$1,855 at 30 June 2002. There have been no significant changes to our working capital since 30 June 2003.

Historically, our current liabilities were in excess of our current assets, in common with most international telecommunications companies. We believe that a negative working capital position does not create a liquidity risk because we can delay the timing of our discretionary capital expenditure should cash inflows from our diverse customer base diminish at any point in time. Also, our standby bank lines and commercial paper programs provide us with additional sources of liquidity should the need arise.

Contingent liabilities and contingent assets

There have been no significant changes from 30 June 2003 to guarantees, indemnities and support provided by us, or to legal actions we are involved in, apart from:

As at 30 June 2003, we provided guarantees over the performance of third parties under defeasance arrangements, whereby lease payments are made on our behalf by the third parties over the remaining terms of finance leases. As at 31 December 2003, the lease payments over the remaining period of the leases (approximately 12 years) amount to $918 million (30 June 2003: $1,042 million). The reduction is predominantly due to movements in exchange rates and semi-annual repayments.

The Telstra Entity and its partners, News Corporation Limited and Publishing and Broadcasting Limited, and Telstra Media Pty Ltd and its partner, Sky Cable Pty Ltd, have previously entered into agreements relating to pay television programming with various parties. At 31 December 2003, we have commitments of $2,046 million (30 June 2003: $2,208 million) under these agreements relating mainly to minimum subscriber guarantees. The reduction of $162 million from 30 June 2003 is predominantly due to movements in exchange rates and a further six month expiry of these guarantees.

As we are subject to joint and several liability in relation to agreements entered into by the Foxtel partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. Our contingent liabilities arising from the above agreements have also decreased by $162 million during the period.

Since the 30 June reporting date we have become aware that a potential requirement for an amount no greater than $65 million may exist to support Reach Ltd (Reach), an associate, to meet its financial commitments. Reach’s 2004 business plan is currently being finalised.

Superannuation

There have been no significant changes to the financial position of our defined benefit schemes since 30 June 2003. For reporting purposes under our United States generally accepted accounting principles (US GAAP) disclosures, we have recognised a $51 million retirement benefit expense for the six month period.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Derivative contracts

We maintain a portfolio of derivative contracts to enable us to manage risks of the business, the nature of which are interest rate swaps, interest rate futures and cross currency swaps.

During the six months to 31 December 2003, there have been no significant changes to the market value of our derivatives. . For reporting purposes under US GAAP disclosures, we have recognised a $143 million gain for the period which primarily represents changes in the market value of our portfolio due to the strengthening of the Australian dollar.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Corporate Governance and Board Practices

The Telstra board aims for best practice in the area of corporate governance. This section describes the main corporate governance practices in place during the first half of fiscal 2004. Further information regarding our corporate governance and board practices can be found on our website, http://www.telstra.com.au/communications/corporate information.

The board

Telstra directors are accountable to shareholders for the proper management of Telstra’s business and affairs and delegate responsibility for day-to-day management to the Chief Executive Officer (CEO). The board’s key responsibilities are to:

•	establish, monitor and modify Telstra’s corporate strategies;

•	ensure best practice corporate governance;

•	appoint the CEO and approve succession plans;

•	monitor the performance of Telstra management;

•	ensure that appropriate risk management systems, internal control and reporting systems and compliance frameworks are in place and are operating effectively;

•	monitor financial results;

•	approve decisions concerning Telstra’s capital, including capital restructures and dividend policy; and

•	comply with the reporting and other requirements of the Telstra Corporation Act.

The board has adopted a formal charter and separate operating principles that detail the role and responsibilities of the board and its members. The Board regularly reviews its performance and the performance of its committees.

Structure of the board

The maximum number of directors provided for by our constitution is 13 and we currently have 12 directors on the board. A casual vacancy to the board may be filled or an additional director appointed, up to the maximum number of directors, by either:

•	the directors after consulting with the Communications Minister; or

•	an ordinary resolution of shareholders.

The CEO is an executive director. The chairman, the deputy chairman and other members of the board are all non- executive directors and are independent of management and free of any business or other relationship that could materially interfere with the exercise of their unfettered and independent judgment.

     The tenure of the CEO is linked to his executive office, while one third of all other directors are subject to retirement by rotation each year. Directors who retire by rotation may be re-elected. A director appointed by the directors is subject to re-election at the next Annual General Meeting. The board’s general policy on board membership for non-executive directors is:

•	the maximum retirement age is 72 years; and

•	the maximum tenure is 12 years (ie. usually four terms of three years).

Directors and board committees are able to obtain professional advice independent of management or Telstra’s advisers, at Telstra’s cost.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

A brief biography for each director can be found on our website, www.telstra.com.au/communications/corp/executives.cfm.

Meetings of the board

The board meets for both scheduled meetings and on other occasions to deal with specific matters that require attention between scheduled meetings.

The regular business of the board includes business investments and strategic matters, governance and compliance, CEO’s report, financial reports and, on a rotational basis, business unit reviews. The board also liaises with senior management as required and may consult with other Telstra employees and advisers and seek additional information.

Committees of the board

The board also operates through committees that hold responsibility for particular areas. The two main committees are the Audit Committee and the Appointments and Compensations Committee. Each committee operates in accordance with a written charter, operating principles and Telstra’s constitution.

Audit Committee

The Audit Committee is a committee of the board of directors whose primary functions are to:

•	assist the board in its oversight of the reliability and integrity of accounting policies and financial reporting and disclosure practices;

•	provide advice to the board on financial statements, due diligence, financial systems integrity and business risks to enable the board to fulfil its fiduciary and stewardship obligations; and

•	assist the board in establishing and maintaining processes to ensure that there is:

•	compliance with all applicable laws, regulations and company policies; and

•	an adequate system of internal control, management of business risks and safeguard of assets.

Subject to the role of the Auditor-General (as explained below), the Audit Committee (not management) is also responsible for approving all audit engagement fees and programs, as well as all non-audit engagements by Telstra’s external auditors.

Membership of the Audit Committee

The Audit Committee is comprised of at least three members who must be non-executive directors who are independent of Telstra management and free from any relationship that, in the business judgment of the board, would interfere with the exercise of their independent judgment as a member of the committee. Each member must also have a working familiarity with basic finance and accounting practices.

In addition, the chairman of the Audit Committee must not be the chairman of the board of directors and no director may serve as a member of the committee if such director serves on the audit committees of more than two other public companies.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

The members of the Audit Committee during the first half of fiscal 2004 were:

•	John Stocker (Chairman);

•	John Ralph;

•	Charles Macek;

•	Anthony Clark; and

•	Catherine Livingstone.

Meetings of the Audit Committee

The Audit Committee meets at least four times per year or more frequently as circumstances require. Board members are entitled to attend Audit Committee meetings and the committee may ask management, the external auditors and/or others to attend meetings and provide such input and advice as required. The committee may also meet separately with the CEO, management, the internal auditor and the external auditors in relation to matters that it wishes to discuss privately.

Relationship with the external auditor

In accordance with section 36 of the Telstra Act, it is a legislative requirement that the Auditor-General of Australia is the auditor of Telstra Corporation Limited for Australian Corporations Act purposes. The Auditor-General has appointed an agent, Ernst & Young, to assist in performing independent external audit duties at Telstra (Ernst & Young has performed this function since fiscal 2000).

The Audit Committee has the authority and responsibility to select, evaluate and, where appropriate, replace the external auditor for filings outside of Australia. Telstra, through the Audit Committee, has appointed Ernst & Young as its external auditor for filings outside of Australia and in this respect and for the purposes of these audits, Ernst & Young is responsible for financial reporting purposes rather than the Auditor-General.

The Auditor-General, as auditor of Telstra, owes duties to Telstra and its shareholders as a whole. The Auditor-General also owes statutory duties as an independent officer of the Commonwealth. Ernst & Young, as the external auditor appointed by Telstra for filings outside Australia, is accountable to the board of directors, Audit Committee and shareholders.

The Auditor-General and Ernst & Young are authorised to perform all “audit services”, being an examination or review of the financial statements of the Company in accordance with the laws and rules of each jurisdiction in which filings are made for the purpose of expressing an opinion on such statements. The Audit Committee approves the provision of audit services as part of the annual approval of the audit plan.

The Auditor-General does not provide non-audit services. Telstra does not engage Ernst & Young to perform any of the following non-audit services:

•	bookkeeping services and other services related to preparing Telstra’s accounting records or financial statements;

•	financial information system design and implementation services;

•	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•	actuarial services;

•	internal audit services;

•	management functions or human resources;

•	broker or dealer, investment adviser, or investment banking services; and

•	legal services or expert services unrelated to the audit.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

In addition, Ernst & Young does not provide taxation advice of a strategic or tax planning nature.

All other non-audit services may only be provided by Ernst & Young if the Audit Committee and the Auditor-General have expressly approved the provision of the non-audit service and the performance of the non-audit service will not cause the total annual revenue to Ernst & Young from non-audit work to exceed the aggregate annual amount of Ernst & Young’s audit fees. The Audit Committee must not approve the provision of a non-audit service by Ernst & Young if the provision of the service would compromise Ernst & Young’s independence.

The Audit Committee expects the Auditor-General and requires Ernst & Young to submit annually to the Audit Committee a formal written statement delineating all relationships between the Auditor-General, Ernst & Young and Telstra or any of its controlled entities. The statement includes a report of all audit and non-audit fees billed by the Auditor-General and Ernst & Young during the most recent fiscal year, a statement of whether the Auditor-General and Ernst & Young are satisfied that the provision of the audit and any non-audit services is compatible with auditor independence and a statement regarding the Auditor-General’s and Ernst & Young’s internal quality control procedures.

The Audit Committee considers whether Ernst & Young’s provision of non-audit services to the Company is compatible with maintaining the independence of Ernst & Young. The Audit Committee also submits annually to the board a formal written report describing any non-audit services rendered by Ernst & Young during the most recent fiscal year, the fees paid for those non-audit services and explaining why the provision of those non-audit services is compatible with auditor independence. If applicable, the Audit Committee recommends that the board take appropriate action in response to the Audit Committee’s report to satisfy itself of Ernst & Young’s independence.

Subject to the role of the Auditor-General, the Audit Committee will discuss with management the timing and process for implementing a five yearly rotation of the lead audit partner and review partner of Ernst & Young and will consider whether there should be a rotation of the audit firm itself.

Recurring processes

The Audit Committee, on an annual basis:

•	reviews its charter and operating principles to determine their adequacy for current circumstances and recommends to the board the formal adoption of the revised charter and operating principles for future operations of the Audit Committee;

•	meets separately with the internal auditor, the Auditor-General and Ernst & Young, with and without management, to discuss the results of their audits;

•	considers any report or other disclosures to be included in the Company’s annual report or other communications to shareholders on the relationships between the Auditor-General, Ernst & Young and the Company; and

•	reviews with management, the Auditor-General and Ernst & Young, the financial report to be included in the annual report, including the Auditor-General’s and Ernst & Young’s responsibilities under generally accepted auditing standards, significant accounting policies, management judgments and accounting estimates and adjustments arising from the audit, and discusses the Auditor General’s and Ernst & Young’s judgments about the quality, not just the acceptability, of accounting principles as applied in the financial report.

Appointments and Compensation Committee

The Appointments and Compensation Committee (A&CC) is a committee of the board of directors whose primary functions include advising the board on matters regarding the composition and remuneration of the board, remuneration and appointment of the CEO and senior management, Telstra remuneration strategies and practices generally and the performance of the CEO. The A&CC

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

performs the functions of, and is equivalent to, a nomination committee and a remuneration committee.

Membership of the A&CC

The A&CC is comprised of at least three members and all members must be independent non-executive directors, as determined by the board. The members of the A&CC during the first half of fiscal 2004 were:

•	Robert Mansfield;

•	John Ralph; and

•	Donald McGauchie.

In December 2003, Charles Macek was also appointed a member of the A&CC.

Meetings of the A&CC

The A&CC meets at least two times a year or more frequently as required. The A&CC may request any Telstra employee to attend any meeting as it considers appropriate. However, if an employee has a material personal interest in a matter that is being considered at a meeting, he/she must not be present for consideration of that matter.

Business values, code of conduct and other company policies

Telstra has a number of internal operating policies and principles which promote ethical and responsible decision making and timely and balanced disclosure. The board is ultimately responsible for ensuring compliance by Telstra officers and employees with these policies and principles.

Telstra Values and Code of Conduct

We provide guidance to our directors, senior management and employees on the standards of personal and corporate behaviour required of all Telstra officers and employees and how to deal with business issues through our company values and code of conduct policies. Through these policies we reinforce the standards of ethical behaviour we expect from all employees, which are aimed at understanding and complying with the spirit and letter of legal and regulatory standards. We have a mandatory ethics training program for all employees to reinforce these standards. We also provide assistance to employees on the application and interpretation of the Telstra Values and code of conduct policies through employee help lines.

Whistleblowers

We have in place a Telstra Whistleblowing Service and whistleblowing policy which deal with illegal, unethical or improper business behaviour within Telstra. This service and policy provide protection for people who make disclosures, as well as the rights of anyone who may be named or affected by a report. They are also designed to complement existing policies and procedures such as the Telstra code of conduct policy and the fair treatment and equal employment opportunity procedures.

Share Trading Policy

We have in place a share trading policy that prohibits directors, senior management and certain other employees (and their associates) from engaging in short-term trading of our securities (including the acquisition of derivatives and financial and other products issued or created over Telstra’s shares by Telstra or any third party). This policy also restricts the buying or selling of our securities to three “window” periods (between 24 hours and 1 month following the release of our annual results, the

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

release of our half-yearly results and the close of our AGM) and at such other times as the board permits. In addition, directors, senior management and relevant employees must notify the Company Secretary before they or their close relatives buy or sell our securities. Changes to the interests of directors in our securities are, as required by law, notified to the Australian Stock Exchange.

Furthermore, as required by law, buying or selling of our securities is not permitted at any time by any person who possesses price-sensitive information which is not generally available in relation to those securities.

Conflicts of Interest

The Corporations Act and our constitution require directors to disclose any conflicts of interest and to generally abstain from participating in any discussion or voting on matters in which they have a material personal interest. In addition, the board has developed procedures to be followed by a director who believes he or she may have a conflict of interest or material personal interest in a matter.

Continuous disclosure

We have in place a comprehensive continuous disclosure procedure which is reviewed and updated on a regular basis. The aim of the procedure is to ensure that we release price-sensitive information in a timely fashion to the various stock exchanges on which our shares and debt securities are listed. Our procedure runs as follows:

•	ultimate management responsibility for continuous disclosure rests with the CEO and the Chief Financial Officer (CFO);

•	our Continuous Disclosure Committee (Committee), chaired by the Group General Counsel, advises the CFO and the CEO on disclosure matters. The Committee is responsible for an internal disclosure system which ensures that information that might be disclosable is identified and reviewed quickly. The Committee’s membership includes the Group General Counsel, the Managing Director - Corporate Relations, the General Counsel - Finance & Administration, the Director - Business and Finance Services, the General Manager - Investor Relations and the Company Secretary;

•	senior management (including the CEO, the CFO, all other Group Managing Directors and their direct reports, all group financial controllers and all legal and regulatory counsel) must immediately inform the Committee of any potentially price-sensitive information or proposal as soon as they become aware of it;

•	a collective recommendation regarding disclosure is then made to the CFO and the CEO. If the matter is disclosable, an announcement is prepared and immediately sent via the Company Secretary’s office electronically to all relevant stock exchanges.

We implement several practices internally to reinforce the importance of Telstra’s continuous disclosure obligations and the need to keep the Committee informed about potentially disclosable matters. These practices are reviewed regularly and include the following:

•	every director is made aware of our continuous disclosure obligations upon taking office and each member of senior management undertakes training with the General Counsel - Finance and Administration, in relation to Telstra’s continuous disclosure obligations;

•	a weekly e-mail is sent to all senior management reminding them to notify the Committee immediately if they become aware of any potentially price-sensitive information or proposals;

•	the Committee maintains a list of issues which, although not yet disclosable, are monitored in case they become disclosable;

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

•	all proposed media releases and external speeches and presentations to be made by senior management are reviewed by internal legal counsel to determine whether they should be disclosed;

•	an internal policy is in place governing communications with and provision of information to shareholders, brokers, analysts and financial media;

•	the Legal and Regulatory Compliance and Risk Report prepared for the Audit Committee every quarter includes reporting on continuous disclosure; and

•	the Office of the Company Secretary maintains a record of all market announcements made. The announcements are also posted on our website after market release is confirmed.

Legal and Regulatory Compliance

We are committed to conducting our business in compliance with all of our legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to our commitment to our customers, employees, shareholders and the community.

Whilst we have always had in place systems to ensure compliance with our legal and regulatory obligations, we have a more formal compliance program in place. Under this compliance program, each business unit has a plan setting out how they intend to achieve legal and regulatory compliance in their operations through initiatives such as training, dissemination of information and monitoring of compliance outcomes. A Legal and Regulatory Compliance and Risk Report is also prepared for the Audit Committee every quarter. This report provides the Audit Committee with an oversight of the initiatives being taken to achieve legal and regulatory compliance and information on the significant legal cases in which Telstra is currently involved.

Business risk management

Through our policies on risk oversight and management, we are committed to the management of risks throughout our operations to protect our employees, the environment, assets, markets, earnings, reputation and shareholder value. The Audit Committee provides advice to the board on the status of business risks to Telstra through an integrated risk management and assurance function.

The risk management and assurance function has promoted a common language and approach used by business units in identifying, measuring and prioritising business risks. The Audit Committee receives reports independently prepared by the Risk Management and Assurance Group, on significant business risks and the strategies to manage these risks.

In addition, we use risk financing techniques including insurance to reduce the financial impact of uncontrollable and catastrophic risks. A central treasury function manages the financial exposures to reduce the volatility of cash flows and asset values arising from interest rate and exchange rate movements in accordance with board approved limits.

Shareholder Communications Strategy

We have implemented a number of initiatives to promote effective communication with our shareholders. These include the following:

•	maintaining an investor relations website;

•	placing all relevant announcements made to the market and related information on our website;

•	webcasting certain events such as financial market briefings and our Annual General Meeting; and

•	using electronic communications to advise certain investors of significant matters that may be of interest to them.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Other Considerations

While the Commonwealth owns more than 50% of the shares in Telstra, we will remain subject to various ministerial and other controls to which other publicly listed companies are not subject. This includes a ministerial power to give us written directions that the Communications Minister believes are in the public interest (section 9 of the Telstra Corporation Act). Within these constraints, the board continues to strive to achieve best corporate governance practice.

Review of Corporate Governance and Board Practices

Telstra is committed to continually reviewing and updating its practices. Whenever any new corporate governance requirements and guidance notes are issued by the New York Stock Exchange, the US Securities and Exchange Commission or the ASX, the board evaluates and, where appropriate, implements the relevant proposals to ensure that we continue to aim to achieve best practice in corporate governance.

Adoption of International Financial Reporting Accounting Standards

The Australian Financial Reporting Council (FRC) has determined that Australian entities reporting under the Corporations Act 2001 must prepare their financial statements under International Financial Reporting Standards (IFRS) as adopted by the Australian Accounting Standards Board from 1 January 2005. This will involve completing a first time set of financial statements under IFRS for the half-year ended 31 December 2005 and for the financial year ended 30 June 2006. Comparatives will also be remeasured under IFRS and restated for the half-year ending 31 December 2004 and the financial years ending 30 June 2005 and 30 June 2004.

The Company has established a project team, monitored by a governance committee, to manage the convergence to IFRS and ensure we are prepared to report for the first time under IFRS in accordance with the timetable outlined above. Adoption of IFRS may result in changes to our accounting policies, procedures and financial reporting systems. We are currently evaluating the potential impact of applying IFRS on our statement of financial position and performance. At this stage of the project, it is not possible to quantify the potential impact of convergence to IFRS.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Application of critical accounting policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Australia. The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgements including those related to customer incentives, bad debts, inventories, investments, intangible assets, income taxes, financing activities, restructuring costs, retirement benefits, contingencies and litigation. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates in the event that our assumptions prove to be incorrect.

Our accounting policies have been developed over many years as the telecommunications industry and Generally Accepted Accounting Principles or “GAAP” have evolved. As our financial statements are prepared under Australian GAAP (“AGAAP”) our accounting policies are necessarily compliant with all aspects of AGAAP.

In developing accounting policies, in addition to AGAAP requirements, we also consider telecommunications industry practice in other countries. Further to this, where there is no conflict with AGAAP we also align our accounting policies with USGAAP. This reduces the number of AGAAP/ USGAAP reconciliation differences required to be adjusted in note 11 to our half year financial statements.

In all material respects our accounting policies are applied consistently across the Telstra group of companies. To the extent that the accounting policies of entities we account for under the equity accounting method differ materially from ours, adjustments are made to the results of those entities to align them with our accounting policies. The critical accounting policies discussed below generally apply to all segments of the company.

The following are the critical accounting policies we apply in producing our AGAAP financial statements.

Carrying value of investments, goodwill and other intangible assets

We assess the carrying value of our investments in controlled entities, associates, partnerships and other investments, including acquired goodwill and other intangible assets, for impairment at least bi-annually based on their recoverable amount. Our assessments vary depending on the nature of the particular investment concerned and generally include methodologies such as discounted cash flow analysis, review of comparable entities’ revenue or earnings multiples, or in the case of listed investees, monitoring of share prices. These methodologies sometimes rely on factors such as forecasts of future performance and long- term growth rates of the investee, selection of discount rates and appropriate risk weightings, and determination of appropriate comparable entities and multiples. If these forecasts and assumptions prove to be incorrect or circumstances change, we may be required to write down our investments.

As a result of these assessments, we have written down the carrying value of our investment in Reach which gave rise to a charge of $965 million for the half year ended 31 December 2002. No such write downs occurred during the half year ended 31 December 2003.

Based on our most recent assessment of recoverable amount we believe that as at 31 December 2003 our investments, goodwill and other intangible assets are recoverable at the amounts at which they are stated in our half year financial statements.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Capitalisation of costs

When we incur costs, we classify them as either operating expenses or capital costs. We expense operating expenses to the statement of financial performance as they are incurred. We only capitalise costs where we consider that they will generate future economic benefits. Capital costs are recorded as assets and shown in our statement of financial position based on the asset class considered most appropriate to those costs. Management judgement is used in determining costs to be capitalised in relation to the following major asset categories:

•	Deferred expenditure

We defer significant items of expenditure to the extent that they are recoverable from future revenue and will contribute to our future earning capacity. Expenditure is not deferred if it only relates to revenue that has already been recorded. We amortise this deferred expenditure over the average period in which the related benefits are expected to be realised (generally 5 years). Each year we also review expenditure deferred in previous periods to determine the amount, if any, that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is written off as an expense in the statement of financial performance. Our deferred expenditure after amortisation, including deferred mobile handset subsidies, was A$906 million at 31 December 2003 and A$719 million at 31 December 2002.

•	Capitalisation of software assets developed for internal use

We capitalise direct costs associated with the development of network and business software for internal use where we regard the success of a project to be probable. Management applies judgement to assess this probability.

We capitalise costs such as external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees and contractors directly associated with a project and borrowing costs incurred while developing the software.

At 31 December 2003 our capitalised software assets for internal use, after amortisation, were A$l,923 million and A$l,974 million at 31 December 2002. If management has incorrectly assessed the probability of the success of a project we may be required to write down the value of the software assets we have recorded.

•	Constructed property, plant and equipment

The cost of our constructed property, plant and equipment includes purchased materials, direct labour, direct and indirect overheads, and borrowing costs. Under AGAAP, indirect overheads and borrowing costs cannot be directly attributed to constructed assets. As a result of this, the allocation of these costs between capital assets and operating expenses involves a degree of management judgement.

Indirect overheads are generally attributable to the construction of assets and do not usually vary with construction activity volumes. Examples of indirect costs include planning and design of construction projects and the management of construction contracts. Where the role of a part of the work force is predominantly management, design and construction of communication assets, we allocate all indirect overheads associated with the operations and management of that work force to the projects undertaken by them. Where some projects undertaken by an organisational area do not relate to capital projects, indirect overheads are only allocated to capital projects based on the proportion that capital projects make up of the total costs of that organisational area. The remaining costs of that work force are expensed as incurred.

Borrowing costs are capitalised on all assets constructed. We do not specifically borrow to fund

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

construction of assets due to the constant nature of our construction process. As a result the allocation of borrowing costs to these assets is general and does not reflect funds specifically borrowed for each asset.

Carrying value and depreciation of property, plant and equipment assets and software assets developed for internal use

Property, plant and equipment assets made up 66.5% of our total assets at 31 December 2003 and 62.7% at 31 December 2002. We therefore consider our accounting policies around the carrying value and depreciation of these assets to be critical. We have adopted the cost basis of recording our property, plant and equipment, rather than the fair value basis. We assess the recoverable amounts of our fixed assets bi-annually, based on expected future net cash flows discounted to their net present value.

Where a group of assets can be shown to be working together to generate net cash flows, this assessment is performed over the group of assets, rather than individually. If our estimates of future cash flows prove to be incorrect we may be required to write down assets in the future. In applying this policy we have not written down significant amounts of property, plant and equipment assets during the past three years.

In addition, we assess the appropriateness of the service lives of our property, plant and equipment assets on an annual basis. This includes a comparison against our service life estimates and international trends for other telecommunications companies. In relation to communications assets this assessment includes a determination of when the asset may be superseded technologically. If our assessments of useful life prove to be incorrect we may incur either higher or lower depreciation charges in the future, or in certain circumstances, be required to write down these assets.

Software developed for internal use is an exception to the above annual revision of service lives. With reference to global industry practice it was judged that for administrative simplicity, internally developed software would, on average, have a useful life of 6 years (5 years in 2002 and 2001).

Doubtful debts

We maintain provisions for doubtful debts based on an estimate of the inability of our customers to pay amounts due to us for services rendered to them. These provisions are based on historical trends and management’s assessment of general economic conditions. If the financial condition of our customers deteriorates these provisions may not be sufficient and may lead to an increase in bad and doubtful debt expenses. We have no reason to believe that the provisions we have raised will not sufficiently cover bad debts arising out of the receivables we currently have on hand.

Our provision for doubtful debts was A$202 million at 31 December 2003 and A$20l million at 31 December 2002. Trade debtors before any provision for doubtful debts were A$2,379 million at 31 December 2003 A$2,389 million at 31 December 2002.

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Telstra Corporation Limited (ABN 033 051 775 556)

Normalisation Schedule
Half Year Ended 31 December 2003

This schedule details the adjustments made to the reported results for the half years 31 December 2003 and 2002 to arrive at the underlying business performance.

		A
	December	Asset /	B		December
	03/04	Investment	Tax consolidation		03/04
$m	Reported	Sales	benefit	Total Adjust.	Underlying
PSTN products
Basic access	1,610			0	1,610
Local calls	778			0	778
PSTN value added services	134			0	134
National long distance calls	578			0	578
Fixed to mobile	808			0	808
International direct	139			0	139

Total PSTN products	4,047			0	4,047
Mobiles
Mobile services	1,733			0	1,733
Mobile handsets	186			0	186

Total Mobiles	1,919			0	1,919
Data and Internet
Data	509			0	509
ISDN (Access and Calls)	471			0	471
Internet and IP solutions	463			0	463

Total Data and Internet	1,443			0	1,443
Sensis (advertising and directories)	769			0	769
Intercarrier services	583			0	583
Inbound calling products	238			0	238
Solutions management	233			0	233
Other Controlled Entities (excluding HK CSL & TelstraClear)	79			0	79
HK CSL	377			0	377
TelstraClear	282			0	282
Customer premises equipment	92			0	92
Payphones	72			0	72
Other sales & service	322			0	322

Sales revenue	10,456	0	0	0	10,456
Other revenue	370	(276)		(276)	94

Total revenue	10,826	(276)	0	(276)	10,550

Expenses
Labour	1,635			0	1,635
Goods and services purchased	1,690			0	1,690
Other expenses	2,148	(218)		(218)	1,930

Expenses before equity acc/depn/amort/interest	5,473	(218)	0	(218)	5,255

Share of net loss from associates and joint venture entities	29			0	29

Total Expenses before depn/amort/interest	5,502	(218)	0	(218)	5,284

EBITDA	5,324	(58)	0	(58)	5,266
EBITDA excl associates/joint ventures	5,353	(58)	0	(58)	5,295
Depreciation	1,412			0	1,412
Amortisation (excl goodwill)	330			0	330
Goodwill amortisation	60			0	60

Total depreciation/amortisation	1,802	0	0	0	1,802

Total expenses	7,304	(218)	0	(218)	7,086

EBIT	3,522	(58)	0	(58)	3,464

EBIT excl associates/joint ventures	3,551	(58)	0	(58)	3,493
Net borrowing costs (*)	355			0	355

Profit before tax	3,167	(58)	0	(58)	3,109
Tax (excl. unusual effect) (*)	874	39	58	97	971

Profit after tax (bef. Outside equity interests)	2,293	(97)	(58)	(155)	2,138

Outside equity interests	0			0	0

Profit after tax	2,293	(97)	(58)	(155)	2,138

Effective tax rate	27.6%				31.2%
EBITDA margin on sales revenue	50.9%				50.4%
EBIT margin on sales revenue	33.7%				33.1%
Earnings per share(i)	17.9				16.7

[Additional columns below]

[Continued from above table, first column(s) repeated]

		A		D		December	Reported	Underlying
	December 02/03	Asset /	C	Reach		02/03	Growth	Growth	Underlying
$m	Reported	Investment Sales	Diminution	contract exit	Total Adjust.	Underlying	%	%	M/ment
PSTN products
Basic access	1,556				0	1,556	3.5%	3.5%	54
Local calls	796				0	796	(2.3%)	(2.3%)	(18)
PSTN value added services	141				0	141	(5.0%)	(5.0%)	(7)
National long distance calls	582				0	582	(0.7%)	(0.7%)	(4)
Fixed to mobile	753				0	753	7.3%	7.3%	55
International direct	161				0	161	(13.7%)	(13.7%)	(22)

Total PSTN products	3,989				0	3,989	1.5%	1.5%	58
Mobiles					0
Mobile services	1,632				0	1,632	6.2%	6.2%	101
Mobile handsets	172				0	172	8.1%	8.1%	14

Total Mobiles	1,804				0	1,804	6.4%	6.4%	115
Data and Internet					0
Data	526				0	526	(3.2%)	(3.2%)	(17)
ISDN (Access and Calls)	496				0	496	(5.0%)	(5.0%)	(25)
Internet and IP solutions	391				0	391	18.4%	18.4%	72

Total Data and Internet	1,413				0	1,413	2.1%	2.1%	30
Sensis (advertising and directories)	731				0	731	5.2%	5.2%	38
Intercarrier services	591				0	591	(1.4%)	(1.4%)	(8)
Inbound calling products	250				0	250	(4.8%)	(4.8%)	(12)
Solutions management	239				0	239	(2.5%)	(2.5%)	(6)
Other Controlled Entities (excluding HK CSL & TelstraClear)	117				0	117	(32.5%)	(32.5%)	(38)
HK CSL	484				0	484	(22.1%)	(22.1%)	(107)
TelstraClear	273				0	273	3.3%	3.3%	9
Customer premises equipment	100				0	100	(8.0%)	(8.0%)	(8)
Payphones	75				0	75	(4.0%)	(4.0%)	(3)
Other sales & service	402				0	402	(19.9%)	(19.9%)	(80)

Sales revenue	10,468	0	0	0	0	10,468	(0.1%)	(0.1%)	(12)
Other revenue	899	(788)			(788)	111	(58.8%)	(15.3%)	(17)

Total revenue	11,367	(788)	0	0	(788)	10,579	(4.8%)	(0.3%)	(29)

Expenses
Labour	1,624				0	1,624	0.7%	0.7%	11
Goods and services purchased	2,011			(65)	(65)	1,946	(16.0%)	(13.2%)	(256)
Other expenses	2,510	(593)	(3)		(596)	1,914	(14.4%)	0.8%	16

Expenses before equity acc/depn/amort/interest	6,145	(593)	(3)	(65)	(661)	5,484	(10.9%)	(4.2%)	(229)

Share of net loss from associates and joint venture entities	969		(965)	24	(941)	28	(97.0%)	3.6%	1

Total Expenses before depn/amort/interest	7,114	(593)	(968)	(41)	(1,602)	5,512	(22.7%)	(4.1%)	(228)

EBITDA	4,253	(195)	968	41	814	5,067	25.2%	3.9%	199
EBITDA excl associates/joint ventures	5,222	(195)	3	65	(127)	5,095	2.5%	3.9%	200
Depreciation	1,346				0	1,346	4.9%	4.9%	66
Amortisation (excl goodwill)	300				0	300	10.0%	10.0%	30
Goodwill amortisation	57				0	57	5.3%	5.3%	3

Total depreciation/amortisation	1,703	0	0	0	0	1,703	5.8%	5.8%	99

Total expenses	8,817	(593)	(968)	(41)	(1,602)	7,215	(17.2%)	(1.8%)	(129)

EBIT	2,550	(195)	968	41	814	3,364	38.1%	3.0%	100

EBIT excl associates/joint ventures	3,519	(195)	3	65	(127)	3,392	0.9%	3.0%	101
Net borrowing costs (*)	432				0	432	(17.8%)	(17.8%)	(77)

Profit before tax	2,118	(195)	968	41	814	2,932	49.5%	6.0%	177
Tax (excl. unusual effect) (*)	968	(35)		10	(25)	943	(9.7%)	3.0%	28

Profit after tax (bef. Outside equity interests)	1,150	(160)	968	31	839	1,989	99.4%	7.5%	149

Outside equity interests	(34)			0	0	(34)	N/M	N/M	34

Profit after tax	1,184	(160)	968	31	839	2,023	93.7%	5.7%	115

Effective tax rate	45.7%					32.2%	(18.1%)	(1.0%)
EBITDA margin on sales revenue	40.6%					48.4%	10.3%	2.0%
EBIT margin on sales revenue	24.4%					32.1%	9.3%	1.0%
Earnings per share(i)	9.2					15.7	94.6%	6.3%

Note: (*) Underlying interest & tax calculations represent management’s best estimates

N/M refers to not meaningful

(i) 2002 EPS is based on 12,866m shares, 2003 EPS uses the weighted average number of shares on issue of 12,817m shares as a result of the share buyback completed on 24 November 2003.

Adjustments to derive Underlying results

31 December 2003

(A) Asset Sales ($m)

				Tax Effect	Profit
				@30%	after
	Proceeds	NBV	Profit	if applicable	tax
Investments
Commander Communications Ltd	24	16	8	2	6
IBMGSA	154	5	149	—	149
IBMGSA exit costs		130	(130)	(39)	(91)

Sale of listed & other invest.	178	151	27	(37)	64
Other	1		1	—	1

Total Investment sales	179	151	28	(37)	65
Property sales	42	6	36	—	36
Fleet	13	17	(4)	—	(4)
Other Plant & Equipment	42	44	(2)	(2)	—

Total Asset sales	97	67	30	(2)	32

Total Asset/Investment Sales	276	218	58	(39)	97

31 December 2002

(A) Asset Sales ($m)

				Tax Effect	Profit
				@30%	after
	Proceeds	NBV	Profit	if applicable	tax
Investments
Mobitel	17	12	5	0	5
DataOne	3	0	3	0	3
New Skies - partial sale	6	10	(4)	0	(4)
Various	1	(1)	2	0	2

Sale of listed & other invest.	27	21	6	0	6
Sale of PABX business	2	(6)	8	0	8
Sale of Cambodian Internet Business	2	0	2	0	2

Total Investment sales	31	15	16	0	16
Property sales	680	510	170	11	159
Fleet	20	22	(2)	(1)	(1)
Other Plant & Equipment	57	46	11	25	(14)

Total Asset sales	757	578	179	35	144

Total Asset/Investment Sales	788	593	195	35	160

(B) Tax Consolidation Benefit

Income tax expense for half year ended 31 December 2003 includes a benefit of $58 million relating to our election to form a tax consolidation group from 1 July 2002. Under this legislation, certain tax values of a subsidiary’s (Telstra Multimedia Pty Ltd) assets are reset according to set allocation rules. The benefit reflects the increase in the future income tax benefit arising from these reset tax values.

(C) Diminution ($m)

	Diminution	Associates	Total
PT Mitra	3		3
Reach		965	965

Total	3	965	968

(D) Reach contract exit ($m)

Contract exit payments made to Reach Ltd	(65)
Reach equity accounted losses reflecting the exit payments	24

Total	(41)

Telstra Corporation Limited and Controlled entities	Results announcement 12 February 2004

Telstra Corporation Limited (ABN 033 051 775 556)
Half Year Ended 31 December 2003

Summary Underlying(i)	Ql	QTR PCPii	Q2	QTR PCPii	Half 1	YTD PCPii
Quarterly Data	Sep-02	Sep-02	Dec-02	Dec-02	Dec-02	Dec-02
Revenue
PSTN products
Basic access	765	10.2%	791	9.4%	1,556	9.8%
Local calls	397	(11.0%)	399	(6.3%)	796	(8.7%)
PSTN value added services	68	3.0%	74	12.1%	141	6.8%
National long distance calls	285	(6.3%)	298	(2.9%)	582	(4.7%)
Fixed to mobile	371	7.5%	382	5.5%	753	6.5%
International direct	80	(9.1%)	80	(7.0%)	161	(6.9%)

Total PSTN products	1,966	1.2%	2,024	2.7%	3,989	2.0%
Mobiles
Mobile services	817	2.9%	815	(2.6%)	1,632	0.1%
Mobile handsets	69	56.8%	102	37.8%	172	45.8%

Mobiles	886	5.7%	917	0.7%	1,804	3.1%
Data and Internet
Data	264	(4.3%)	262	(2.2%)	526	(3.5%)
ISDN (Access and Calls)	255	(7.9%)	241	(7.7%)	496	(8.0%)
Internet and IP solutions	190	46.2%	201	37.7%	391	42.7%

Total Data and Internet	709	3.8%	704	4.3%	1,413	4.1%
Sensis (advertising and directories)	169	13.4%	562	2.4%	731	4.7%
Intercarrier services	300	7.9%	292	0.7%	591	4.0%
Inbound calling products	126	(17.1%)	124	(15.6%)	250	(16.4%)
Solutions management	114	2.7%	125	13.6%	239	8.1%
Various controlled entities (excl HK CSL & TClear)	63	(41.1%)	53	(51.8%)	117	(46.1%)
Hong Kong CSL	244	(17.0%)	240	(14.9%)	484	(16.1%)
TelstraClear	—	0.0%	—	0.0%	—	0.0%
Customer premises equipment	49	(3.9%)	51	(3.8%)	100	(3.8%)
Payphones	37	(2.6%)	38	(2.6%)	75	(3.8%)
Other sales & service	205	19.9%	197	(21.2%)	402	(4.5%)

Sales revenue	4,868	1.1%	5,327	(1.1%)	10,195	(0.1%)
Other revenue	54	(46.0%)	57	5.6%	111	(27.9%)
Total revenue	4,922	0.1%	5,384	(1.0%)	10,306	(0.5%)

Selected statistical data iv
Basic access lines in service	10.39	(0.6%)	10.34	(0.6%)	10.34	(0.6%)
Local calls (number of calls)	2,527	(3.9%)	2,491	(4.8%)	5,019	(4.3%)
National long distance minutes	2,346	3.4%	2,310	0.1%	4,656	1.7%
Fixed to mobile minutes	970	8.1%	985	5.3%	1,955	6.7%
International direct minutes	191	(2.7%)	196	(3.7%)	387	(2.9%)
Mobile voice telephone minutes	1,270	7.1%	1,323	5.5%	2,594	6.3%
Short Message Service (SMS) (number of messages)	290	26.5%	342	35.0%	632	31.0%
Mobile services in operation (thousands) iii	5,884	8.7%	6,098	8.2%	6,098	8.2%
ISDN access (basic lines equivalents) (thousands)	1,225	(1.3%)	1,190	(4.5%)	1,190	(4.5%)
Foxtel SIOs (thousands)	805	15.4%	809	4.5%	809	4.5%
Broadband subscribers (thousands)	206	120.1%	244	121.7%	244	121.7%
Narrowband subscribers (thousands)	1,084	15.4%	1,103	7.1%	1,103	7.1%

Total On-line subscribers (thousands)	1,290	24.4%	1,347	18.2%	1,347	18.2%

[Additional columns below]

[Continued from above table, first column(s) repeated]

Summary Underlying(i)	Q3	QTR PCPii	Q4	QTR PCPii	Full Year	YTD PCPii
Quarterly Data	Mar-03	Mar-03	Jun-03	Jun-03	Jun-03	Jun-03
Revenue
PSTN products
Basic access	778	8.2%	748	0.7%	3,083	7.1%
Local calls	384	(0.3%)	387	0.3%	1,567	(4.6%)
PSTN value added services	71	9.2%	68	6.3%	280	6.9%
National long distance calls	288	(6.2%)	292	(2.0%)	1,162	(4.4%)
Fixed to mobile	375	5.9%	389	8.7%	1,517	6.9%
International direct	73	(9.9%)	71	(12.3%)	307	(8.6%)

Total PSTN products	1,969	3.0%	1,955	1.3%	7,916	2.1%
Mobiles
Mobile services	775	(1.4%)	820	(0.6%)	3,227	(0.5%)
Mobile handsets	104	108.0%	110	89.7%	386	70.8%

Mobiles	879	5.1%	930	5.3%	3,613	4.2%
Data and Internet
Data	261	7.4%	267	1.5%	1,053	0.2%
ISDN (Access and Calls)	227	(10.3%)	227	(7.7%)	951	(8.3%)
Internet and IP solutions	196	30.7%	227	25.4%	814	34.5%

Total Data and Internet	684	5.9%	721	4.5%	2,818	4.6%
Sensis (advertising and directories)	214	18.9%	273	5.8%	1,217	7.2%
Intercarrier services	280	2.6%	286	1.1%	1,157	2.9%
Inbound calling products	122	(12.9%)	122	0.0%	494	(12.1%)
Solutions management	113	5.6%	135	(9.4%)	487	2.1%
Various controlled entities (excl HK CSL & TClear)	51	(49.0%)	55	(32.9%)	221	(44.6%)
Hong Kong CSL	243	(7.3%)	181	(25.2%)	908	(15.9%)
TelstraClear	—	0.0%	—	0.0%	—	0.0%
Customer premises equipment	49	11.4%	45	(21.1%)	194	(4.9%)
Payphones	38	(2.6%)	35	(5.4%)	148	(3.9%)
Other sales & service	182	12.3%	190	(12.0%)	774	(3.0%)

Sales revenue	4,824	2.6%	4,928	(0.4%)	19,947	0.5%
Other revenue	47	(7.8%)	104	20.9%	262	(10.0%)
Total revenue	4,871	2.5%	5,032	(0.1%)	20,209	0.3%

Selected statistical data iv
Basic access lines in service	10.34	(0.9%)	10.31	(0.9%)	10.31	(0.9%)
Local calls (number of calls)	2,395	(4.3%)	2,380	(5.6%)	9,794	(4.6%)
National long distance minutes	2,278	(0.3%)	2,227	(3.5%)	9,161	(0.1%)
Fixed to mobile minutes	990	7.6%	999	6.4%	3,944	6.9%
International direct minutes	180	(5.9%)	173	(9.5%)	740	(5.2%)
Mobile voice telephone minutes	1,289	7.9%	1,372	12.7%	5,255	8.3%
Short Message Service (SMS) (number of messages)	380	42.0%	401	53.9%	1,413	39.8%
Mobile services in operation (thousands) iii	6,338	9.5%	6,569	10.6%	6,569	10.6%
ISDN access (basic lines equivalents) (thousands)	1,199	(2.4%)	1,213	(4.4%)	1,213	(4.4%)
Foxtel SIOs (thousands)	816	2.8%	836	4.5%	836	4.5%
Broadband subscribers (thousands)	290	125.8%	361	113.6%	361	113.6%
Narrowband subscribers (thousands)	1,134	6.7%	1,158	9.6%	1,158	9.7%

Total On-line subscribers (thousands)	1,424	19.5%	1,519	24.0%	1,519	24.0%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Ql	QTR PCPii	Q2	QTR PCPii	Half 1	YTD PCPii
Summary Underlying(i) Quarterly Data	Sep-03	Sep-03	Dec-03	Dec-03	Dec-03	Dec-03
Revenue
PSTN products
Basic access	791	3.4%	819	3.5%	1,610	3.5%
Local calls	394	(0.8%)	384	(3.8%)	778	(2.3%)
PSTN value added services	68	0.0%	66	(10.8%)	134	(5.0%)
National long distance calls	292	2.5%	286	(4.0%)	578	(0.7%)
Fixed to mobile	402	8.4%	407	6.5%	808	7.3%
International direct	68	(15.0%)	71	(12.3%)	139	(13.7%)

Total PSTN products	2,015	2.5%	2,033	0.4%	4,047	1.5%
Mobiles
Mobile services	845	3.4%	889	9.1%	1,733	6.2%
Mobile handsets	97	40.6%	89	(12.7%)	186	8.1%

Mobiles	942	6.3%	978	6.7%	1,919	6.4%
Data and Internet
Data	260	(1.5%)	249	(5.0%)	509	(3.2%)
ISDN (Access and Calls)	237	(7.1%)	233	(3.3%)	471	(5.0%)
Internet and IP solutions	235	23.7%	228	13.4%	463	18.4%

Total Data and Internet	732	3.2%	710	0.9%	1,443	2.1%
Sensis (advertising and directories)	185	9.5%	584	3.9%	769	5.2%
Intercarrier services	287	(4.3%)	295	1.0%	583	(1.4%)
Inbound calling products	119	(5.6%)	119	(4.0%)	238	(4.8%)
Solutions management	126	10.5%	107	(14.4%)	233	(2.5%)
Various controlled entities (excl HK CSL & TClear)	31	(50.8%)	48	(9.4%)	79	(32.5%)
Hong Kong CSL	191	(21.7%)	186	(22.5%)	377	(22.1%)
TelstraClear	142	2.9%	140	3.7%	282	3.3%
Customer premises equipment	46	(6.1%)	46	(9.8%)	92	(8.0%)
Payphones	36	(2.7%)	37	(2.6%)	72	(4.0%)
Other sales & service	180	(12.2%)	141	(28.4%)	322	(19.9%)

Sales revenue	5,032	0.5%	5,424	(0.7%)	10,456	(0.1%)
Other revenue	52	(3.7%)	42	(26.3%)	94	(15.3%)
Total revenue	5,084	0.5%	5,466	(1.0%)	10,550	(0.3%)

Selected statistical data iv
Basic access lines in service	10.31	(0.7%)	10.26	(0.8%)	10.26	(0.8%)
Local calls (number of calls)	2,435	(3.7%)	2,396	(3.8%)	4,831	(3.7%)
National long distance minutes	2,193	(6.5%)	2,150	(6.9%)	4,343	(6.7%)
Fixed to mobile minutes	1,041	7.3%	1,058	7.5%	2,099	7.4%
International direct minutes	165	(13.4%)	173	(11.9%)	338	(12.7%)
Mobile voice telephone minutes	1,473	15.9%	1,538	16.2%	3,011	16.1%
Short Message Service (SMS) (number of messages)	432	49.0%	910	44.0%	910	44.0%
Mobile services in operation (thousands) iii	6,720	14.2%	6,985	14.5%	6,985	14.5%
ISDN access (basic lines equivalents) (thousands)	1,210	(1.2%)	1,224	2.9%	1,224	2.8%
Foxtel SIOs (thousands)	849	5.6%	862	6.6%	862	6.6%
Broadband subscribers (thousands)	439	113.1%	507	107.8%	507	107.8%
Narrowband subscribers (thousands)	1,180	8.9%	1,178	6.8%	1,178	6.8%

Total On-line subscribers (thousands)	1,619	25.5%	1,685	25.1%	1,685	25.1%

Footnotes:

(i)	Fiscal 2002/2003 and its comparative year exclude TelstraClear, Keycorp and asset sales from the underlying revenue base. Fiscal 2003/2004 and its comparative year exclude asset sales from the revenue underlying base.

(ii)	All percentages relate to growth on prior corresponding period.

(iii)	Mobile Services in Operation(SIOs) are net of deactivated prepaid customers who were outside the recharge only period.

(iv)	Statistical data is represented in millions unless otherwise stated.

Product definitions have been reviewed and where necessary comparatives have been adjusted to align with the new definitions.

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Telstra Corporation Limited (ABN 033 051 775 556)
Half Year Ended 31 December 2003
Product reconciliation to align comparative figures with the reported format for year ended 31 December 2003

	Underlying[i]
	previously	Underlying[i]
	released	New Hierarchy
	Dec-02	Dec-02	Movement
	$m	$m	$m
PSTN products
Basic access	1,559	1,556	(3)
Local calls	796	796	—
PSTN value added services	138	141	3
National long distance calls	582	582	—
Fixed to mobile	753	753	—
International direct	162	161	(1)
Total PSTN products	3,990	3,989	(1)
Mobiles	1,802	1,804	2
Data and Internet
Data	525	526	1
ISDN (Access and Calls)	496	496	—
Internet and IP solutions	389	391	2
Total Data and Internet	1,410	1,413	3
Sensis (advertising and directories)	731	731	—
Intercarrier services	593	591	(2)
Inbound calling products	250	250	—
Solutions management	239	239	—
Various controlled entities	698	874	176
Customer premises equipment	105	100	(5)
Payphones	75	75	—
Other sales & service	302	402	100
Sales revenue	10,195	10,468	273
Other revenue	111	111	—

Total revenue	10,306	10,579	273

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Amount		Amount
	Included	$m	Excluded	$m
PSTN products
Basic access			Fax Duet	3
Local calls
PSTN value added services	Fax Duet	3
National long distance calls
Fixed to mobile
International direct			Miscellaneous	1
Total PSTN products
Mobiles	Mobile satellite equipment	2
Data and Internet
Data	Miscellaneous	1
ISDN (Access and Calls)
Internet and IP solutions	DSL Layer 2 and 3S	2
Total Data and Internet
Sensis (advertising and directories)
Intercarrier services			DSL Layer 2 and 3S	2
Inbound calling products
Solutions management
Various controlled entities	TelstraClear now included in underlying[1] results	273	NDC	97
Customer premises equipment			Mobile satellite equipment PABX	2 3
Payphones
Other sales & service	NDC PABX	97 3
Sales revenue	TelstraClear now included in underlying[1] results	273
Other revenue

Total revenue	TelstraClear now included in underlying[1] results	273

i Underlying numbers exclude Asset and Investment sales

Telstra Corporation Limited and controlled entities	Results announcement 12 February 2004

Statement of Financial Position - detail

	Half Year Ended 31 December
	2003	2002	Change	Change
	(in $ millions)			%
Current Assets
Cash Assets	559	1,365	(806)	(59.0)
Receivables	3,656	3,875	(219)	(5.7)
Inventories	239	252	(13)	(5.2)
Other Assets	674	553	121	21.9

Total Current Assets	5,128	6,045	(917)	(15.2)
Non-Current Assets
Receivables	596	1,274	(678)	(53.2)
Inventories	14	6	8	133.3
Investments - accounted for using the equity method	113	240	(127)	(52.9)
Investments - other	80	97	(17)	(17.5)
Property, Plant and Equipment	22,666	23,068	(402)	(1.7)
Future Income Tax Benefit	0	60	(60)	(100.0)
Intangibles - goodwill	1,958	2,006	(48)	(2.4)
Intangibles - other	1,050	1,298	(248)	(19.1)
Other Assets	2,428	2,719	(291)	(10.7)

Total Non-Current Assets	28,905	30,768	(1,863)	(6.1)

Total Assets	34,033	36,813	(2,780)	(7.6)

Current Liabilities
Payables	1,944	2,377	(433)	(18.2)
Interest-bearing liabilities (borrowings)	1,488	2,080	(591)	(28.5)
Income Tax Payable	356	599	(243)	(40.6)
Provisions	371	381	(10)	(2.6)
Revenue Received in Advance	864	840	24	2.9

Total Current Liabilities	5,023	6,277	(1,254)	(20.0)
Non-Current Liabilities
Payables	42	91	(49)	(53.8)
Interest-bearing liabilities (borrowings)	10,796	11,857	(1,061)	(8.9)
Provisions	762	843	(81)	(9.6)
Provision for Deferred Tax	1,895	2,077	(182)	(8.8)
Revenue Received in Advance	405	433	(28)	(6.5)

Total Non-Current Liabilities	13,900	15,301	(1,401)	(9.2)

Total Liabilities	18,923	21,578	(2,655)	(12.3)

Net Assets	15,110	15,235	(125)	(0.8)

Shareholders Equity
Contributed Equity	6,073	6,433	(360)	(5.6)
Reserves	(205)	7	(212)	N/M
Retained Profits	9,240	8,846	394	4.5

Shareholders’ equity available to Telstra Entity Shareholders	15,108	15,286	(178)	(1.2)
Outside Equity Interest
Contributed Equity	1	206	(204)	N/M
Reserves	(0)	28	(29)	N/M
Retained Profits	1	(285)	286	N/M

Total Outside Equity Interest	2	(51)	53	N/M

Total Shareholders Equity	15,110	15,235	(125)	(0.8)

Telstra Corporation Limited and controlled entities

Telstra Corporation Limited and Controlled Entities
Australian Business Number (ABN): 33 051 775 556

Half-Year Financial Report
for the half-year ended 31 December 2003

1

Telstra Corporation Limited and controlled entities

Statement of Financial Performance

for the half-year ended 31 December 2003

		Telstra Group
		Half-year ended
		31 December
		2003	2002
	Note	$m	$m
Ordinary activities
Revenue
Sales revenue		10,456	10,468
Other revenue (excluding interest revenue)	2	370	899

		10,826	11,367

Expenses
Labour		1,635	1,624
Goods and services purchased		1,690	2,011
Depreciation and amortisation		1,802	1,703
Other expenses	2	2,148	2,510

		7,275	7,848
Share of net loss from associates and joint venture entities	2, 6	29	969

		7,304	8,817

Interest revenue		27	39
Borrowing costs		382	471

Net borrowing costs		355	432

Profit before income tax expense		3,167	2,118
Income tax expense	3	874	968

Net profit		2,293	1,150
Outside equity interests in net loss		—	34

Net profit available to Telstra Entity shareholders		2,293	1,184

Other valuation adjustments to equity
Net exchange differences on translation of financial statements of non-Australian controlled entities		(43)	(10)
Reserves recognised on equity accounting our interest in associates and joint ventures		(9)	5
Fair value reserve recognised on acquisition of controlling interest in joint venture entity		—	(1)
Increase in opening retained earnings on adoption of new accounting standard	4	—	1,415

Valuation adjustments attributable to Telstra Entity shareholders and recognised directly in equity		(52)	1,409

Total changes in equity other than those resulting from transactions with Telstra Entity shareholders as owners		2,241	2,593

Interim dividends per share (cents)
- ordinary dividend	9	13.0	12.0
- special dividend		—	3.0

Total interim dividends per share		13.0	15.0

Basic and diluted earnings per share (cents)	2	17.9	9.2

The notes following the half-year financial statements form part of the half-year financial report.

 2

Telstra Corporation Limited and controlled entities

Statement of Financial Position
as at 31 December 2003

	Telstra Group
			as at
		31 Dec	30 June	31 Dec
		2003	2003	2002
	Note	$m	$m	$m
Current assets
Cash assets		559	1,300	1,365
Receivables		3,656	3,619	3,875
Inventories		239	260	252
Other assets		674	578	553

Total current assets		5,128	5,757	6,045

Non current assets
Receivables		596	877	1,274
Inventories		14	14	6
Investments - accounted for using the equity method		113	159	240
Investments - other		80	96	97
Property, plant and equipment		22,666	23,012	23,068
Future income tax benefit		—	—	60
Intangibles - goodwill		1,958	2,018	2,006
Intangibles - other		1,050	1,146	1,298
Other assets		2,428	2,520	2,719

Total non current assets		28,905	29,842	30,768

Total assets		34,033	35,599	36,813

Current liabilities
Payables		1,944	2,525	2,377
Interest-bearing liabilities		1,488	1,323	2,080
Income tax payable		356	660	599
Provisions		371	353	381
Revenue received in advance		864	973	840

Total current liabilities		5,023	5,834	6,277

Non current liabilities
Payables		42	51	91
Interest-bearing liabilities		10,796	11,232	11,857
Provision for deferred income tax		1,895	1,814	2,077
Provisions		762	814	843
Revenue received in advance		405	432	433

Total non current liabilities		13,900	14,343	15,301

Total liabilities		18,923	20,177	21,578

Net assets		15,110	15,422	15,235

Shareholders’ equity
Telstra Entity
Contributed equity	2	6,073	6,433	6,433
Reserves		(205)	(150)	7
Retained profits	2	9,240	9,137	8,846

Shareholders’ equity available to Telstra Entity shareholders		15,108	15,420	15,286
Outside equity interests
Contributed equity		1	1	206
Reserves		—	—	28
Retained profits/(accumulated losses)		1	1	(285)

Total outside equity interests		2	2	(51)

Total shareholders’ equity		15,110	15,422	15,235

Contingent liabilities and contingent assets	8

The notes following the half-year financial statements form part of the half-year financial report.

  3

Telstra Corporation Limited and controlled entities

Statement of Cash Flows
for the half-year ended 31 December 2003

	Telstra Group
	Half-year ended
	31 December
	2003	2002
	$m	$m
Cash flows from operating activities
Receipts from trade and other receivables (inclusive of goods and services tax (GST) (i))	11,370	11,356
Payments of accounts payable and to employees (inclusive of GST (i))	(6,466)	(6,513)
Interest received	27	27
Borrowing costs paid	(423)	(529)
Dividends received	1	1
Income taxes paid	(1,086)	(839)
GST remitted to the Australian Taxation Office (ATO)	(498)	(552)

Net cash provided by operating activities	2,925	2,951

Cash flows from investing activities
Payments for:
- property, plant and equipment	(1,200)	(1,231)
- internal use software assets	(174)	(297)
- patents, trademarks and licences	(2)	(2)

Capital expenditure (before investments)	(1,376)	(1,530)

- investment in associates and joint venture entities (including share buy-back)	1	(15)
- shares in listed securities and other investments	—	(1)

Investment expenditure	1	(16)

Total capital expenditure	(1,375)	(1,546)
Proceeds from:
- sale of property, plant and equipment	98	692
- sale of shares in controlled entities	—	5
- sale of joint venture entities	—	3
- sale of associated entities	155	—
- sale of listed securities and other investments	24	7
- sale of business	—	4

Net cash used in investing activities	(1,098)	(835)

Cash flows from financing activities
Proceeds from:
- borrowings	2,128	4,302
Repayment of:
- borrowings	(1,944)	(4,129)
- Telstra bonds	(204)	(581)
- finance leases principal amount	(3)	(14)
Employee share loans	14	19
Dividends paid	(1,544)	(1,415)
Share buy-back (ii)	(1,009)	—

Net cash used in financing activities	(2,562)	(1,818)

Net increase/(decrease) in cash	(735)	298
Foreign currency conversion	(6)	(3)
Cash at the beginning of the period	1,300	1,070

Cash at the end of the period	559	1,365

The notes following the half-year financial statements form part of the half-year financial report.

  4

Telstra Corporation Limited and controlled entities

Statement of Cash Flows (continued)

Cash flow notes

(i) Goods and Services Tax (GST) and other like taxes

Our receipts from trade and other receivables includes estimated GST of $988 million (2002: $1,002 million) collected by us as agent for the ATO. Our payments of accounts payable and to employees include estimated GST payments made by us for goods and services obtained in undertaking both operating and investing activities. Estimated GST paid associated with operating activities amounted to $376 million (2002: $308 million) and estimated GST paid in relation to investing activities amounted to $114 million (2002: $142 million).

(ii) Share buy-back

On 24 November 2003 we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our ongoing capital management program.

The cost of the share buy-back comprised a purchase consideration of $1,001 million and associated transaction costs of $8 million. Refer note 2 for further information.

(iii) Financing and investing activities that involved components of non cash

Property, plant and equipment

Our property, plant and equipment included capitalised borrowing costs of $30 million for the half-year ended 31 December 2003 (2002: $38 million). These amounts were included in borrowing costs paid in our statement of cash flows.

Software assets (internal use software assets)

Our software assets developed for internal use included capitalised borrowing costs of $8 million for the half-year ended 31 December 2003 (2002: $14 million). These amounts were included in borrowing costs paid in our statement of cash flows.

(iv) Acquisitions and disposals

During the half-years ending 31 December 2003 and 31 December 2002 there were no significant acquisitions or disposals of investments.

5

Telstra Corporation Limited and controlled entities

Statement of Changes in Shareholders’ Equity

for the half-year ended 31 December 2003

	Telstra Group
		Reserves
			Foreign		Consolida-		Outside
	Contributed	Asset	currency		tion	Retained	equity
	equity	revaluation	conversion	General	Fair value	profits	interests	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 30 June 2002	6,433	32	(55)	(17)	54	7,661	(2)	14,106
- Increase to opening retained profits on adoption of new accounting standard (ii)	—	—	—	—	—	1,415	—	1,415
- change in outside equity interests’ capital, reserves and accumulated losses (apart from net Loss)	—	—	—	—	—	—	(16)	(16)
- net profit/(loss)	—	—	—	—	—	1,184	(34)	1,150
- reserves recognised on equity accounting our interest in associates and joint venture entities	—	—	1	4	—	—	—	5
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	(10)	—	—	—	—	(10)
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(2)	1	1	—
-fully franked final dividend (i)	—	—	—	—	—	(1,415)	—	(1,415)

Balance at 31 December 2002	6,433	32	(64)	(13)	52	8,846	(51)	15,235
- change in outside equity interests’ capital, reserves and accumulated losses (apart from net profit/(loss))	—	—	—	—	—	(8)	55	47
- net profit/(loss)	—	—	—	—	—	2,245	(1)	2,244
- reserves recognised on equity accounting our interest in associates and joint venture entities	—	—	(22)	(1)	—	—	—	(23)
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	(151)	—	—	—	—	(151)
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(2)	3	(1)	—
-transfer of foreign currency translation reserve and general reserve on sale of controlled entities and associates	—	—	(3)	22	—	(19)	—	—
-fully franked interim dividend (i)	—	—	—	—	—	(1,930)	—	(1,930)

Balance at 30 June 2003	6,433	32	(240)	8	50	9,137	2	15,422

6

Telstra Corporation Limited and controlled entities

Statement of Changes in Shareholders’ Equity (continued)

for the half-year ended 31 December 2003

	Telstra Group
		Reserves
	Contributed	Asset	Foreign currency		Consolidation	Retained	Outside equity
	equity	revaluation	conversion	General	fair value	profits	interests	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 30 June 2003	6,433	32	(240)	8	50	9,137	2	15,422
- net profit	—	—	—	—	—	2,293	—	2,293
- reserves recognised on equity accounting our interest in associates and joint venture entities	—	—	(9)	—	—	—	—	(9)
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	(43)	—	—	—	—	(43)
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(3)	3	—	—
- share buy-back (iii)	(360)	—	—	—	—	(649)	—	(1,009)
- fully franked final dividend (i)	—	—	—	—	—	(1,544)	—	(1,544)

Balance at 31 December 2003	6,073	32	(292)	8	47	9,240	2	15,110

(i) Franked at 30% tax rate

(ii) Due to the first time application of accounting standard AASB 1044: “Provisions, Contingent Liabilities and Contingent Assets” during the half-year ended 31 December 2002, we adjusted the opening balance of retained profits at 1 July 2002 by the amount of the dividend provided for as at 30 June 2002.

(iii) On 24 November 2003 we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our ongoing capital management program. The ordinary shares were brought back at $4.20 per share, comprising a fully franked dividend component of $2.70 per share and a capital component of $1.50 per share.

The cost of the share buy-back comprised a purchase consideration of $1,001 million and associated transaction costs of $8 million.

The cost has been split between contributed equity and retained profits within shareholders’ equity to reflect the substance of the buy-back. Refer to note 2 for further information.

The notes following the half-year financial statements form part of the half-year financial report.

7

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements

1. Summary of accounting policies

In this financial report, we, us, our, Telstra and the Telstra Group - all mean Telstra Corporation Limited, an Australian corporation and its controlled entities as a whole. Telstra Entity is the legal entity, Telstra Corporation Limited.

Our half-year financial report is a general purpose financial report and is to be read in conjunction with our Annual Financial Report as at 30 June 2003. This should also be read together with any public announcements made by us in accordance with the continuous disclosure obligations arising under Australian Stock Exchange listing rules and the Corporations Act 2001, up to the date of the Directors’ Declaration.

1.1. Basis of preparation of this financial report

This half-year financial report has been prepared in accordance with the requirements of the Australian Corporations Act 2001, Accounting Standards applicable in Australia, including AASB 1029: “Interim Financial Reporting”, other authoritative pronouncements of the Australian Accounting Standards Board, and Urgent Issues Group Consensus Views.

Our half-year financial report does not include all notes of the type normally included in the Annual Financial Report. Therefore, it cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Telstra Group as a full financial report.

This half-year financial report is prepared in accordance with historical cost, except for some categories of investments which are equity accounted.

For the purpose of preparing this half-year financial report, each half-year has been treated as a discrete reporting period.

Note 10 contains a reconciliation of the major differences between our financial report prepared under Australian generally accepted accounting principles (AGAAP) and those applicable under United States generally accepted accounting principles (USGAAP).

1.2. Changes in accounting policy

The accounting policies adopted in preparing our half-year financial report are consistent with those applied in the financial year ended 30 June 2003, apart from:

Revenue arrangements with multiple deliverables

It is our policy to prepare our financial statements to satisfy both AGAAP and USGAAP and, in cases where there is no conflict between the two, we ensure that we incorporate the more detailed requirements in both AGAAP and USGAAP financial statements.

In November 2002, the Emerging Issues Task Force in the US reached a consensus on Issue No. 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 is applicable to us from 1 July 2003.

EITF 00-21 requires that where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting under EITF 00-21 should be accounted for separately. When the deliverables in a multiple deliverable arrangement are not considered to be separate units of accounting the arrangement is accounted for as a single unit.

8

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

1. Summary of accounting policies (continued)

1.2. Changes in accounting policy (continued)

Revenue arrangements with multiple deliverables (continued)

We allocate the consideration from the revenue arrangement to its separate units based on the relative fair values of each unit. If the fair value of the delivered item is not available, then it is allocated revenue based on the difference between the total arrangement consideration and the fair value of the undelivered item. The revenue allocated to each unit under EITF 00-21 is then recognised in accordance with our revenue recognition policies described in note 1.19 “Revenue” of the 30 June 2003 financial report.

We currently have a number of arrangements with our customers that are considered to be separable into separate units of accounting under EITF 00-21. These are:

•	mobile handsets that are offered as part of a mobile network contract or sold as part of a prepaid phone package;

•	broadband internet installation kits where a modem is provided and satellite internet packages; and

•	advertising in the Yellow Pages printed and online directories.

We have assessed the requirements of EITF 00-21 and determined that there is no material impact on our statement of financial performance or statement of financial position as at and for the half-year ended 31 December 2003.

1.3. Adoption of International Financial Reporting Accounting Standards

The Australian Financial Reporting Council (FRC) has determined that Australian entities reporting under the Corporations Act 2001 must prepare their financial statements under International Financial Reporting Standards (IFRS) as adopted by the Australian Accounting Standards Board from 1 January 2005. This will involve completing a first time set of financial statements under IFRS for the half-year ended 31 December 2005 and for the financial year ended 30 June 2006.

Comparatives will also be remeasured under IFRS and restated for the half-year ending 31 December 2004 and the financial years ending 30 June 2005 and 30 June 2004.

We have established a project team, monitored by a governance committee, to manage the convergence to IFRS and ensure we are prepared to report for the first time under IFRS in accordance with the timetable outlined above.

Currently the major areas of our focus are issues associated with adoption of IAS 12 - Income Taxes, IAS 16 - Property, Plant & Equipment, IAS 19 - Employee Benefits, IAS 36 - Impairment of Assets and IAS 32/39 -Financial Instruments. Adoption of IFRS may result in changes to our accounting policies, procedures and financial reporting systems. We are currently evaluating the potential impact of applying IFRS on our statement of financial position and performance. At this stage of the project it is not possible to quantify the potential impact of convergence to IFRS.

9

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

1. Summary of accounting policies (continued)

1.4. Further clarification of terminology used in our statement of financial performance

Under the requirements of AASB 1018: “Statement of Financial Performance” we must classify all of our expenses (apart from any borrowing costs and share of net loss from associates and joint venture entities) according to either the nature (type) of the expense or the function (activity to which the expense relates).

We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake. On this basis, our goods and services purchased includes payments made to other carriers to terminate international and domestic outgoing calls and international transit traffic, cost of the purchase of goods sold and the purchase cost of mobile handsets from third party suppliers. This category does not include any indirect or fixed costs, and therefore is not identical to the equivalent functional expense category.

1.5. Rounding

All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998, issued under section 341(1) of the Corporations Act 2001.

1.6. Comparative figures

Where necessary, we adjust comparative figures to align with changes in presentation in the current half-year.

10

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

	Half-year ended 31
	December
	2003	2002
	$m	$m
2. Items requiring specific disclosure
The following items form part of the ordinary operations of our business and their disclosure is considered relevant in explaining the financial performance of the group.
Our net profit has been calculated after crediting/(charging) specific revenue and expense items from our ordinary activities as follows:
Items included in other revenue:
- proceeds on sale of our investment in IBM Global Services Australia Limited (i)	154	—
- proceeds on sale of properties (iii)	—	570

Total specific other revenue items	154	570

Items included in other expenses:
- net book value of investment and modification of information technology services contract with IBM Global Services Australia Limited (i)	(135)	—
- book value on sale of properties (iii)	—	(439)

Total specific other expense items	(135)	(439)

Item included in share of net loss from associates and joint venture entities
-write down of the carrying value of our investment in Reach Ltd (iv)	—	(965)

Net specific items	19	(834)
Income tax benefit/( expense)	39	(41)

Net specific items after income tax expense	58	(875)

During the half-year ended 31 December 2003, we recognised the following transaction as requiring specific disclosure:

(i) On 28 August 2003, we sold our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA) with a book value of $5 million. Proceeds from the sale of this investment amounted to $154 million, resulting in a profit before income tax expense of $149 million. As part of the disposal we negotiated changes to a 10 year contract with IBMGSA to provide information technology services.

This modification to our service contract with IBMGSA resulted in an expense of $130 million being recognised and the removal of $1,596 million of expenditure commitments disclosed as at 30 June 2003. The net impact on our profit before income tax expense of this transaction was a profit of $19 million ($58 million after an income tax benefit).

11

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

2. Items requiring specific disclosure (continued)

The following item had a significant impact on our statement of financial position during the half-year ended 31 December 2003:

(ii) On 24 November 2003, we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our ongoing capital management program. The ordinary shares were brought back at $4.20 per share, comprising a fully franked dividend component of $2.70 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.

The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. In total, 1.85% of our total issued ordinary shares, or 3.71% of our non Commonwealth owned ordinary shares, were bought back.

The movement in the number of issued, fully paid ordinary shares is as follows:

Half-year
ended
31 Dec 2003
Number of
shares
Balance at 30 June 2003	12,866,600,200
Shares bought back	(238,241,174)

Balance at 31 December 2003	12,628,359,026

Our weighted average number of ordinary shares for the half-year ended 31 December 2003 used in the calculation of basic and diluted earnings per share was 12,817,398,218.

The cost of the share buy-back comprised a purchase consideration of $1,001 million and associated transaction costs of $8 million.

In accordance with the substance of the buy-back, shareholders’ equity decreased as follows:

Half-year
ended
31 Dec 2003
$m
Contributed equity	(360)
Retained profits	(649)

(1,009)

During the half-year ended 31 December 2002, we recognised the following transactions as requiring specific disclosure:

(iii) On l August 2002, we sold a portfolio of seven office properties for $570 million. The carrying value of these properties was $439 million at the time of sale. We entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years, most of which commenced on 19 August 2002.

(iv) As at 31 December 2002, we made the decision to write down the carrying amount of our investment in our 50% owned joint venture, Reach Ltd (REACH). This resulted in a reduction of our investments accounted for using the equity method in our statement of financial position and an increase to our share of net loss from associates and joint venture entities in the statement of financial performance, amounting to $965 million.

The write down occurred due to the depressed conditions in the global market for international data and internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues.

12

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

	Half-year ended 31
	December
	2003	2002
	$m	$m
3. Income tax expense
Notional income tax expense on profit differs from actual income tax expense recorded as follows:
Profit before income tax expense	3,167	2,118

Notional income tax expense on profit calculated at 30%	950	635
Which is adjusted by the tax effect of:
Effect of lower rates of tax on overseas income	(7)	(14)
Research and development concessions	(4)	(3)
Share of net loss from associates and joint venture entities	1	294
Profit on sale of non current assets	(58)	(21)
Non-deductible depreciation and amortisation	33	16
Reduction in the value of investments and intercompany receivables	—	12
Assessable foreign source income not included in accounting profit	13	34
Under/(cover) provision of tax in prior years	22	(26)
Additional effect of prior year reset tax values on entering tax consolidation (i)	(58)	—
Other adjustments	(18)	41

Income tax expense on profit	874	968

Income tax expense comprises the following items:
Current taxation provision	821	929
Movement in future income tax benefit	—	(25)
Movement in deferred income tax liability	89	90
Over provision of tax in prior years	(36)	(26)

	874	968

(i) During fiscal 2003, legislation was enacted that enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity elected to form a tax consolidated group from l July 2002. As a result, the Telstra Entity, as the head entity in the tax consolidated group, recognises tax entries for all entities in the tax consolidated group in addition to its own.

As part of the election to enter tax consolidation, the head entity in the group was able to elect to reset the tax values of a subsidiary member under certain allocation rules. At 30 June 2003, the reset of tax values resulted in a tax benefit of $201 million. Further analysis subsequent to this date has resulted in a further reset of tax values and an additional tax benefit of $58 million. These benefits reflect the increase in future tax deductions available from these reset values.

13

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

4. Dividends

Due to the application of accounting standard AASB 1044: “Provisions, Contingent Liabilities and Contingent Assets” for the half-year ended 31 December 2002 and subsequent reporting periods, a provision can no longer be raised at balance date if the dividend is declared after that date. As a result, during the half-year ended 31 December 2002, we changed our accounting policy to reflect this position and we now provide for a dividend in the period in which it is declared. There has been no change in the timing of dividends declared by the directors and as a result we will continue to make a public announcement of the dividend after balance date.

Our dividends provided for and paid during the half-year are listed below:

	Half-year ended 31
	December
	2003 $m	2002 $m
Ordinary shares
Final ordinary dividend for the financial year ended 30 June provided for and paid during the interim period	1,544	1,415

Dividends per share (cents)	¢	¢

Final ordinary dividend for the financial year ended 30 June provided for and paid during the interim period	12.0	11.0

As the interim dividend for the half-year ended 31 December 2003 was not declared, determined or publicly recommended as at 31 December 2003, no provision for dividend was raised prior to, or as at, that date in the statement of financial position. The interim dividend is reported as an event after balance date (refer note 9).

14

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

5. Segment information

We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.

Business segments

During the half-year we formed a new group being Telstra Technology, Innovations and Product. This brings together product development areas, network technologies, IT systems and Telstra Research Laboratories.

For segment reporting purposes, the Telstra Group is organised along the following segments:

•	Telstra Consumer and Marketing is responsible for:

•	serving consumer customers with fixed, wireless and data products;

•	management of Telstra brands, advertising and sponsorship; and

•	implementing our bundling initiatives.

•	Telstra Country Wide is responsible for:

•	customers outside the mainland state capital cities, and in Tasmania and the Northern Territory.

•	Telstra Business and Government is responsible for:

•	the provision of the full range of products and services to corporate, small to medium enterprises and government customers; and

•	managing our interests in our North American, Japanese and European retail operations.

•	Telstra International is responsible for:

•	delivering business growth through enhancing the value of our existing international investments and developing new business opportunities; and

•	managing our interest in the Asia-Pacific region, including our operations in Hong Kong, India, China and New Zealand.

•	Infrastructure Services’ responsibilities include:

•	management and delivery of telecommunications infrastructure and related services;

•	operational service and delivery of the entire fixed and mobile networks, along with online products and platforms; and

•	end-to-end project management, planning, design, construction, integration, operations and maintenance of communications networks and systems for Telstra and other telecommunications companies.

•	Telstra Wholesale is responsible for:

•	the provision of telecommunications services and related information applications that are based on the Telstra network infrastructure to other carriers, carriage service providers and ISPs.

•	Telstra Technology, Innovation and Products is responsible for:

•	the overall planning, design and construction management of our domestic fixed communication networks and associated systems to deliver technology solutions to support our products, services and customer support;

•	the office of the Chief Information Officer; and

•	product development and the Telstra Research Laboratories.

15

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

5. Segment information (continued)

•	BigPond, Media Services and Sensis is responsible for:

•	management and growth of Telstra’s internet products, services and content, for both broadband and narrowband delivery;

•	management of Telstra’s broadband cable network;

•	management of Telstra’s interest in the FOXTEL partnership; and

•	management and growth of the information, advertising and directories business, including print, voice and online products and services.

•	Corporate areas include:

•	Legal & Office of Company Secretary - provides legal services and company secretarial services across Telstra and is responsible for corporate security and liaison with law enforcement agencies;

•	Regulatory, Corporate and Human Relations - responsible for managing our relationships and positioning with key groups such as our customers, the media, governments, industry, community groups and staff. It manages personnel, health and safety, environment, remuneration and training. It also has responsibility for regulatory positioning and negotiation;

•	Human Resources - responsibilities include recruitment, learning and development, and human resources management;

•	Corporate Development - encompasses the functions of business development, commercial analysis, corporate strategy, mergers and acquisitions, strategic projects and investor relations; and

•	Finance & Administration — encompasses the functions of business and finance services, treasury, productivity, risk management and assurance, and corporate services. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group. Telstra Technology, Innovation and Products manages the annual capital expenditure of these assets on behalf of our other business segments.

The Corporate areas and BigPond, Media Services and Sensis group are not reportable segments and have been aggregated in the “Other” segment.

For segment reporting purposes the TelstraClear group is reported as part of the International segment. However, for internal management reporting purposes TelstraClear is reported as part of Telstra Business and Government.

During the half-year there has been a change in segment accounting policy in relation to how certain charges are allocated across segments. Previously, outpayments for use of the networks were allocated to other segments via transfer pricing. As a result of the cessation of transfer pricing, these costs are now directly allocated to the appropriate segments. Prior year comparatives have been adjusted to reflect this change in policy.

16

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

5. Segment information (continued)

The following tables detail the major segments, based on the reporting structure as at 31 December 2003.

Half-year ended 31 December 2003

							Telstra
	Telstra		Telstra				Techno-
	Consu-		Business				logy,
	mer &	Telstra	& Gover-	Telstra	Infra-	Telstra-	Innovat-
	Market-	Country	nment	Inter-	structure	Whole-	ion and	Other	Elimina-	Total of
	ing(a)	Wide (a)	(a)(c)	national	Services	sale	Product	(b)	tions	segments
Business Units	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Sales revenue from external customers	2,868	2,622	2,153	659	32	1,270	1	851	—	10,456
Other revenue from external customers (before interest)	2	57	186	1	6	—	2	128	(12)	370

Total revenue from external customers (before interest)	2,870	2,679	2,339	660	38	1,270	3	979	(12)	10,826
Less revenues from sale of investments and dividends	—	—	185	1	—	—	—	—	(7)	179

Segment revenue from external customers	2,870	2,679	2,154	659	38	1,270	3	979	(5)	10,647
Add inter-segment revenue	—	—	18	14	27	135	23	5	(222)	—

Total segment revenue	2,870	2,679	2,172	673	65	1,405	26	984	(227)	10,647

Segment result under AGAAP	1,579	2,355	1,483	(11)	(753)	1,299	(800)	(1,763)	4	3,393
Less share of equity accounted net losses/(profits)	(1)	—	(2)	2	—	—	—	30	—	29
Less net book value of investments sold	—	—	27	—	—	—	—	1	(7)	21
Add revenues from sale of investments and dividends	—	—	185	1	—	—	—	—	(7)	179

Earnings before interest and income tax expense (EBIT) - segment result Under USGAAP	1,580	2,355	1,643	(12)	(753)	1,299	(800)	(1,794)	4	3,522

(a) These segment results do not reflect actual segment results achieved due to the majority of costs of goods and services associated with sales revenues for all three of these segments being allocated totally to the Telstra Consumer and Marketing segment. This allocation reflects management’s accountability framework and internal reporting system and accordingly no reasonable basis for allocation to the three segments exists.

(b) Sales revenue for the other segment relates primarily to revenue earned by our subsidiary Sensis Pty Ltd. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.

(c) Included in the revenues from sale of investments and dividends is the sale of our 22.6% share in our associated entity IBM Global Services Australia Limited (IBMGSA). Refer note 2 for further information.

17

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

5. Segment information (continued)

Half-year ended 31 December 2002

							Telstra
	Telstra		Telstra				Techno-
	Cons-		Business	Telstra			logy,
	umer &	Telstra	& Gover-	Inter-	Infra-	Telstra	Innovat-
	Market-	Country	nment	national	structure	Whole-	ion and	Other	Elimina-	Total of
	ing (a)	Wide (a)	(a)	(b)	Services	sale	Product	(c)(d)	tions	segments
Business Units	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Sales revenue from external customers	2,805	2,528	2,206	768	137	1,181	—	843	—	10,468
Other revenue from external customers (before interest)	8	40	8	52	7	—	13	771	—	899

Total revenue from external customers (before interest)	2,813	2,568	2,214	820	144	1,181	13	1,614	—	11,367
Less revenues from sale of investments and dividends	1	—	2	29	—	—	—	—	—	32

Segment revenue from external customers	2,812	2,568	2,212	791	144	1,181	13	1,614	—	11,335
Add inter-segment revenue	—	—	20	13	357	129	27	43	(589)	—

Total segment revenue	2,812	2,568	2,232	804	501	1,310	40	1,657	(589)	11,335

Segment result under AGAAP	1,553	2,265	1,537	(21)	(678)	1,203	(660)	(1,649)	(48)	3,502
Less share of equity accounted net losses/(profits)	(1)	—	2	944	—	—	—	24	—	969
Less net book value of investments sold	—	—	(6)	21	—	—	—	—	—	15
Add revenues from sale of investments and dividends	1	—	2	29	—	—	—	—	—	32

Earnings before interest and income tax expense (EBIT) - segment result under USGAAP	1,555	2,265	1,543	(957)	(678)	1,203	(660)	(1,673)	(48)	2,550

(a) These segment results do not reflect actual segment results achieved due to the majority of costs of goods and services associated with sales revenues for all three segments being allocated totally to the Telstra Consumer and Marketing segment. This allocation reflects management’s accountability framework and internal reporting system and accordingly no reasonable basis for allocation to the three segments exists.

(b) Included in the share of equity accounted net losses/ (profits) is the write down of our investment in our 50% owned joint venture, Reach Ltd. Refer note 2 for further information.

(c) Included in other revenue from external customers is the sale of the seven office properties for $570 million. Refer note 2 for further information.

(d) Sales revenue for the other segment relates primarily to revenue earned by our subsidiary Sensis Pty Ltd. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.

18

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

5. Segment Information (Continued)

	Half-year ended
	31 December
	2003	2002
Information about our products and services	$m	$m
Sales revenue from
Basic access	1,610	1,556
Local calls	778	796
PSTN value added services	134	141
National long distance calls	578	582
Fixed to mobile	808	753
International direct	139	161
Mobile services and handsets	1,919	1,804
Data and internet services	1,443	1,413
Sensis®(advertising and directories)	769	731
Customer premises equipment	92	100
Payphones	72	75
Intercarrier services	583	591
Inbound calling products	238	250
Solutions management	233	239
Various controlled entities	738	874
Other sales and services	322	402

	10,456	10,468

19

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

6. Share of net loss from associates and joint venture entities

		Ownership interest
		as at		Half-year ended
		31 December		31 December
		2003	2002	2003	2002
	Note	%	%	$m	$m
Our (gains)/losses from associates and joint venture entities were as follows:
Joint venture entities
- FOXTEL Partnerships		50.0	50.0	30	23
- Stellar Call Centres Pty Ltd		50.0	50.0	(1)	(1)
- Xantic B.V.		35.0	35.0	7	2
- Reach Ltd (iii)		50.0	50.0	—	946

				36	970

Associated entities
- IBM Global Services Australia Limited (i)		—	22.6	(3)	(5)
-Australian-Japan Cable Holdings Limited		39.9	39.9	—	(2)
- Solution 6 Holdings Limited (ii)		—	13.2	—	2
- ECard Pty Ltd		50.0	50.0	1	6
- PT Mitra Global Telekomunikasi Indonesia	9	20.4	20.4	(5)	(2)

				(7)	(1)

				29	969

(i) Refer to note 7 for details regarding change in ownership interests from 30 June 2003.

(ii) On 8 May 2003, we sold 1 million of our shares in Solution 6 Holdings Limited reducing our ownership interest from 132% to 127%. On 19 June 2003, we sold our remaining 32 million shares for $17 million.

(iii) During the half-year ended 31 December 2002, our net loss from Reach Ltd (REACH) included the following components:

Half-year
ended
31 Dec
2002
$m
Our share of REACH’s profits up to suspension of equity accounting	(57)
Notional goodwill amortisation up to suspension of equity accounting	60
Recognition of deferred profit up to suspension of equity accounting	(22)
Write down of the carrying value of our investment (note 2)	965

946

20

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

7. Investment changes

The changes in the composition of the Telstra Group
from 30 June 2003 are as follows:

			Immediate parent
				% of equity
				held after
	Country of	Date of change in	%	change in
Name of entity	incorporation	investment	Change	investment
Disposals and liquidations
Controlled entities
Worldcorp Holdings (S) Pte Ltd (i)	Singapore	17 October 2003	100.0	—
Worldcorp Publishing Pte Ltd (i)	Singapore	17 October 2003	100.0	—
Associated entities
IBM Global Services Australia Limited (ii)	Australia	28 August 2003	22.6	—
CityLink Limited (iii)	New Zealand	1 October 2003	27.1	—
myinternet Limited (iv)	Australia	19 December 2003	21.1	—
Listed securities
Commander Communications Limited (v)	Australia	18 July 2003	16.4	—
Other significant investment changes
Telstra New Zealand Holdings Limited (vi)	New Zealand	1 July 2003
Telstra eBusiness Services Pty Ltd (vi)	Australia	28 November 2003

(i) Non-operating companies that were dissolved.

(ii) On 28 August 2003, we sold our 22.6% shareholding in our associated entity IBM Global Services Australia Limited for $154 million. Refer note 2 for further details.

(iii) On 1 October 2003, we sold our 27.1% shareholding in our associated entity CityLink Limited for $0.7 million.

(iv) On 19 December 2003, we participated in a share buy-back undertaken by myinternet Limited that resulted in us disposing of our entire ownership interest in this entity for nominal consideration.

(v) On 18 July 2003, we sold our remaining 16.4% interest in Commander Communications Limited for $24 million.

(vi) The following entities changed names during the period:

• NDC New Zealand Limited changed its name to Telstra New Zealand Holdings Limited on 1 July 2003.

• InsNet Pty Ltd changed its name to Telstra eBusiness Services Pty Ltd on 28 November 2003.

21

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

8. Contingent liabilities and contingent assets

There have been no significant changes from 30 June 2003 to guarantees, indemnities and support provided by us, or to legal actions we are involved in, apart from:

As at 30 June 2003, we provided guarantees over the performance of third parties under defeasance arrangements, whereby lease payments are made on our behalf by the third parties over the remaining terms of finance leases. As at 31 December 2003, the lease payments over the remaining period of the leases (approximately 12 years) amount to $918 million (30 June 2003: $1,042 million). The reduction is predominantly due to movements in exchange rates and semi-annual repayments.

The Telstra Entity and its partners, News Corporation Limited and Publishing and Broadcasting Limited, and Telstra Media Pty Ltd and its partner, Sky Cable Pty Ltd, have previously entered into agreements relating to pay television programming with various parties. At 31 December 2003, we have commitments of $2,046 million (30 June 2003: $2,208 million) under these agreements relating mainly to minimum subscriber guarantees. The reduction of $162 million from 30 June 2003 is predominantly due to movements in exchange rates and a further six month expiry of these guarantees.

As we are subject to joint and several liability in relation to agreements entered into by the Foxtel partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. Our contingent liabilities arising from the above agreements have also decreased by $162 million during the period.

Since the 30 June reporting date we have become aware that a potential requirement for an amount no greater than $65 million may exist to support Reach Ltd (Reach), an associate, to meet its financial commitments. Reach’s 2004 business plan is currently being finalised

22

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

9. Events after balance date

The directors are not aware of any matter or circumstance that has occurred since 31 December 2003 that, in their opinion, has significantly affected or may significantly affect in future years:

•	our operations;

•	the results of those operations; or

•	the state of our affairs;

other than:

On 9 January 2004, our 50% owned pay television joint venture FOXTEL entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. The use of this facility is subject to certain conditions being met and full repayment is due on 30 September 2008.

As part of this arrangement, our controlled entity Telstra Media Pty Ltd as a FOXTEL partner, and FOXTEL itself have pledged their relative assets as collateral in favour of the banks.

In addition, we and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited, have entered into an Equity Contribution Deed (ECD). Under the ECD, FOXTEL is required to call on a maximum of $200 million in equity contributions in certain specified circumstances such as necessary to avoid default of a financial convenant. These equity contributions are based on ownership interests and, as a result, our maximum contingent liability is $100 million. The ECD expires on 30 April 2009.

On 20 January 2004, we completed the sale of our 20.4% shareholding in our associated entity PT Mitra Global Telekomunikasi Indonesia (MGTI). Revenue from the sale of this investment amounted to $50 million, resulting in a profit before income tax expense of $21 million.

In addition, we were also released from our contingent liabilities in relation to MGTI as disclosed in our 30 June 2003 financial report. These contingencies included our liability for calls against standby equity under the joint venture agreement ($25 million) and our several liability if the other shareholders defaulted on their share of the standby equity call ($102 million). It also included a limited recourse pledge over our shareholding in MGTI to support MGTI’s obligations under a previous loan agreement entered into. The debt drawn down at 30 June 2003 amounted to $106 million.

On 12 February 2004, the directors of Telstra Corporation Limited declared a fully franked interim dividend of 13 cents per ordinary share, payable on 30 April 2004 to those shareholders on record at 26 March 2004. A provision for dividend payable has been raised as at the date of declaration, amounting to $1,642 million.

The financial effect of the above transactions after balance date have not been recognised in our statements of financial performance, financial position or cash flows for the half-year ending 31 December 2003.

23

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

10. United States generally accepted accounting principles disclosures
Reconciliations to financial reports prepared using

USGAAP

Our consolidated financial report is prepared in accordance with accounting principles generally accepted in Australia (AGAAP). The principles of AGAAP differ in certain respects from accounting principles generally accepted in the United States (USGAAP).

For an explanation of the significant differences between AGAAP and USGAAP, refer to note 30 of the 30 June 2003 financial statements. The following tables are provided to supplement those disclosures for the half-year ended 31 December 2003.

	Half-year ended 31 December
	2003	2002
	$ m	$ m
Reconciliation of net income to USGAAP
AGAAP net income reported in statement of financial performance	2,293	1,184
Adjustments required to agree with USGAAP
Property, plant and equipment	(46)	(223)
Retirement benefit (expense)/gain	(51)	73
Income tax benefit	9	101
Derivative financial instruments and hedging activities	143	(182)
PCCW converting note	7	(7)
Equity accounting and write-off adjustments for Reach Ltd	(80)	767
Fair value /general reserve adjustments	—	6
Goodwill adjustments	61	(191)
Consolidation of employee share plan trusts (a)	3	—

Net income per USGAAP	2,339	1,528

Statement of financial performance measured and classified per USGAAP
Operating revenue	10,456	10,468
Operating expenses:
Labour	1,686	1,551
Goods and services purchased (i)	1,456	1,834
Depreciation and amortisation	1,801	1,728
Other operating expenses	2,290	2,079

Total operating expenses	7,233	7,192

Operating income	3,223	3,276
Net interest expense	(354)	(475)
Dividend income	—	1
Share of net (losses)/profits of associates and joint venture entities	(98)	27
Other income/( expense)	458	(169)

Net income before income tax expense and minority interests	3,229	2,660
Income tax expense	894	857

Net income before minority interests and cumulative effect adjustments	2,335	1,803
Minority interests	—	34

Net income before cumulative effect adjustments	2,335	1,837
Cumulative effect of change in accounting principles, net of tax (a)	4	(309)

Net income per USGAAP	2,339	1,528

24

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

10. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using
USGAAP (continued)

	Half-year ended 31 December
	2003	2002
	$ m	$ m
USGAAP Earnings per share
Net income per USGAAP	2,339	1,528
	¢	¢

Basic earnings per share before cumulative effect of change in accounting principles	18.4	14.4
Cumulative effect of change in accounting principles (net of tax):
Transition impairment of CSL goodwill	—	(2.4)
Consolidation of employee share plan trusts	—	—

Basic earnings per share per USGAAP (cents)	18.4	12.0

Dilutive earnings per share before cumulative effect of change in accounting principles	18.3	14.3
Cumulative effect of change in accounting principles (net of tax):
Transition impairment of CSL goodwill	—	(2.4)
Consolidation of employee share plan trusts	—	—

Diluted earnings per share per USGAAP (cents)	18.3	11.9

Reconciliation of weighted average number of ordinary shares and common share equivalents used for earnings per share calculations

	Number (in millions)
Number of shares used for AGAAP earnings per share calculations	12,817	12,867
Adjusted for:
-weighted average TESOP 97 and 99 options outstanding during the period	(67)	(76)
-treasury stock not considered to be outstanding (a)	(21)	—

Number of shares used for USGAAP basic earnings per share calculations	12,729	12,791
Weighted average number of employee share options exercised during the period	38	37

Number of shares used for USGAAP diluted earnings per share calculations	12,767	12,828

	Half-year ended 31 December
	2003	2002
	$ m	$ m
Total comprehensive income disclosure
Net income per USGAAP	2,339	1,528
USGAAP other comprehensive loss	(246)	(256)

USGAAP Total comprehensive income	2,093	1,272

25

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

10. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using
USGAAP (continued)

	As at 31 December
	2003	2002
	$m	$m
Reconciliation of shareholders’ equity to USGAAP
AGAAP shareholders’ equity per statement of financial position	15,110	15,235
Cumulative adjustments required to agree with USGAAP
Property, plant and equipment	50	196
Listed investments (available-for-sale securities)	50	80
Retirement benefits	4,166	4,160
Income tax	(1,001)	(1,159)
Minority interests	(2)	51
Employee share loans	(184)	(211)
Derivative financial instruments and hedging activities	(395)	(310)
PCCW converting note	1	7
Sale of Global Wholesale Business to Reach Ltd	(882)	(882)
Equity accounting and write-off adjustments for Reach Ltd	619	792
Consolidation adjustment for Telstra CSL Limited	253	817
Fair value /general reserve adjustments	(54)	(58)
Goodwill adjustments	(155)	(191)
Consolidation of employee share plan trusts (a)	(63)	—

Shareholders’ equity per USGAAP	17,513	18,527

Statement of financial position measured and classified per USGAAP
Current assets
Cash	562	1,365
Accounts receivable, net	3,430	3,859
Inventories	239	252
Deferred tax asset	172	244
Other assets	674	553

Total current assets	5,077	6,273

Non current assets
Receivables	110	202
Derivative financial instruments	416	1,372
Inventories	14	6
Investments - accounted for using the equity method	116	241
Investments - other non current	207	528
Property, plant and equipment	45,016	43,642
Accumulated depreciation of property, plant and equipment	(22,133)	(20,194)
Goodwill, net	1,909	2,483
Other intangible assets, net	1,050	1,298
Prepaid pension assets	4,166	4,154
Other assets	2,352	2,375

Total non current assets	33,223	36,107

Total assets	38,300	42,380

26

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

10. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using
USGAAP (continued)

	As at 31 December
	2003	2002
	$m	$m
Statement of financial position measured and classified per USGAAP (continued)
Current liabilities
Payables	1,944	2,371
Borrowings - short term debt	1,205	1,259
Borrowings - long term debt due within one year	283	821
Income tax payable	357	599
Provisions	371	381
Revenue received in advance	882	858

Total current liabilities	5,042	6,289

Non current liabilities
Payables	—	91
Derivative financial instruments	630	420
Borrowings - long term debt	10,743	12,255
Deferred tax liability	3,068	3,420
Provisions	762	843
Revenue received in advance	540	586

Total non current liabilities	15,743	17,615

Total liabilities	20,785	23,904

Minority interests	2	(51)
Shareholders’ equity
Contributed equity	6,073	6,433
Share loan to employees	(184)	(211)
Additional paid in capital from employee share plans (a)	382	333
Treasury stock (a)	(117)	—

Total share capital	6,154	6,555

Accumulated other comprehensive loss	(800)	(51)
Retained earnings	12,159	12,023

Total shareholders’ equity	17,513	18,527

Total liabilities and shareholders’ equity	38,300	42,380

(i)	Cost of sales includes both direct and indirect costs involved in the sale of the Company’s goods and services. For a service company this would commonly include depreciation and other indirect costs associated with the provision of services. However, we do not report our costs according to this description and classify all of our expenses according to the nature of the expense, referred to as “goods and services purchased” in relation to the sale of goods and services. Goods and services purchased mainly comprises:

•	Network service capacity from external communication service providers;

•	Mobile handsets sold to customers;

•	Cost of goods sold (other than mobile handsets); and

•	Directory paper costs.

Goods and services purchased does not equate to cost of sales due to the non inclusion of depreciation and other indirect costs associated with the provision of our telecommunications services.

27

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

10. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using
USGAAP (continued)

(a) Additional explanation of significant differences between AGAAP and USGAAP

Consolidation of Variable Interest Entities

We have adopted FASB Interpretation No. 46 revised December 2003 (FIN 46), “Consolidation of Variable Interest Entities”, in relation to the Telstra Employee Share Ownership Plan Trust (TESOP97), the Telstra Employee Share Ownership Plan Trust II (TESOP99) and the Telstra Growthshare Trust, in accordance with the effective dates outlined in FIN 46.

FIN 46 requires a beneficiary to consolidate a variable interest entity if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a variable interest entity that will absorb a majority of the entity’s expected losses.

TESOP97, TESOP99 and the Telstra Growthshare Trust are variable interest entities. We consolidate these trusts under USGAAP as we are considered to be the primary beneficiary of the trusts. Under AGAAP we do not consolidate or equity account these trusts as we are not the beneficiary of the trusts or significantly influence the trusts.

TELSTRA GROWTHSHARE TRUST

The Telstra Growthshare Trust has purchased $117 million worth of shares in Telstra Corporation Limited at 31 December 2003. This represents a total of 21,002,481 shares. The purchase of these shares has been fully funded by Telstra Corporation Limited. Under USGAAP these shares are recorded as treasury stock, thereby reducing total share capital. These shares are not considered to be outstanding for the purposes of computing basic and diluted earnings per share.

Cumulative Trust contributions made by Telstra Corporation Limited to the Telstra Growthshare Trust from commencement up to 31 December 2003 totalled $49 million. These contributions were recorded as compensation expense under AGAAP and prior to the adoption of FIN 46 were reversed against additional paid in capital for USGAAP purposes. These contributions are used by the Trust to purchase Telstra shares on market to underpin the issue of restricted share, performance rights and deferred share options. On consolidation of the Trust, these contributions are now recorded against additional paid in capital under USGAAP.

Telstra Corporation Limited provides a loan to the Telstra Growthshare Trust to purchase shares on market to underpin the issue of options. The loan balance at 31 December 2003 is $65 million. On consolidation of the Trust, this loan is eliminated, together with any associated interest.

28

Telstra Corporation Limited and controlled entities

Notes to the Half-Year Financial Statements (continued)

10. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using
USGAAP (continued)

(a) Additional explanation of significant differences between AGAAP and USGAAP (continued)

Consolidation of Variable Interest Entities (continued)

Finance Lease Agreements

We entered into US finance leases for communications exchange equipment in fiscal 2000 and fiscal 1999 with the following entities which are incorporated in the Cayman Islands.

•	Coleman Leasing Limited

•	Coventry Leasing Limited

•	Croswell Leasing Limited

•	Clarke Leasing Limited

•	Gurner Leasing Limited

•	Sutherland Leasing Limited

We have prepaid all lease rentals due under the terms of the leases.

These entities lease the communications exchange equipment from the ultimate lessor and then sublease the equipment to us. We have guaranteed that the lease payments will be paid by these entities to the ultimate lessor as scheduled over the lease terms.

These entities are considered to be variable interest entities under FIN 46. Our maximum potential exposure to loss as a result of our agreements with these entities at 31 December 2003 is $918 million. This amount has been disclosed as a contingent liability under AGAAP in note 8 to these financial statements.

Revenue Arrangements with Multiple Deliverables

As discussed in note 30(w) “Recently issued United States accounting standards” of the 30 June 2003 financial statements, we have adopted Emerging Issues Task Force consensus No. 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables”, from 1 July 2003 for both our AGAAP and USGAAP financial statements.

EITF 00-21 prescribes the determination of multiple revenue-generating activities and whether those activities contain more than one unit of accounting. Revenue from arrangements involving multiple deliverables that contain more than one unit of accounting must be allocated among the units based on their relative fair values. For further information regarding our adoption of EITF 00-21 refer to note 1.2.

We have assessed the changes required by EITF 00-21 to have no material impact on our statement of financial performance or statement of financial position as at and for the half year ended 31 December 2003.

29

Telstra Corporation Limited and controlled entities

Directors’ Declaration

The directors of Telstra Corporation Limited have made a resolution that declared:

(a)	the financial statements and notes, set out on pages 2 to 29, of the Telstra Group:

(i)	comply with the Accounting Standards, the Corporations Regulations 2001 and Urgent Issues Group Consensus Views;

(ii)	give a true and fair view of the financial position as at 31 December 2003 and performance, as represented by the results of the operations and cash flows, for the half-year ended 31 December 2003; and

(iii)	in the directors’ opinion, have been made out in accordance with the Corporations Act 2001.

(b)	at the date of this declaration, in the directors’ opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable.

For and on behalf of the Board

Robert C Mansfield	Ziggy Switkowski
Chairman	Chief Executive Officer
and Managing Director
Date: 12 February 2004 Melbourne, Australia

30

Telstra Corporation Limited and controlled entities

Independent Review Report

To the Members of Telstra Corporation Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for the Telstra Group (the Telstra Entity and the entities it controlled during the period) for the half-year ended 31 December 2003.

The directors of the Telstra Group are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Telstra Group, and that complies with Accounting Standards AASB 1029 “Interim Financial Reporting”, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

I have conducted an independent review of the financial report in order to make a statement about it to the members of the Telstra Group and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

The review was conducted in accordance with Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing Standards, applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to my attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with my understanding of the Telstra Group’s financial position and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

I have also reviewed the quantification of the major differences between accounting principles generally accepted in Australia compared to accounting principles generally accepted in the United States of America, which is presented in note 10 to the financial report. I have reviewed note 10 in order to state whether, in all material respects, anything has come to my attention that would indicate that it does not present fairly, the major differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States of America, in so far as they apply to the Telstra Group.

31

Telstra Corporation Limited and controlled entities

Independent Review Report (continued)

Independence

I am independent of the Telstra Group, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

I have contracted an accounting firm for the purpose of providing my review of the financial report. This firm has been engaged to undertake other non-audit services by Telstra. The provision of these services has not impaired my independence.

Statement

Based on my review, which is not an audit, I have not become aware of any matter that makes me believe that the financial report of the Telstra Group is not in accordance with:

(a)	the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Telstra Group at 31 December 2003 and of its performance for the half-year ended on that date; and

(ii)	complying with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(b)	other mandatory financial reporting requirements in Australia.

Further, as a result of my review, I have not become aware of any matter that makes me believe that note 10 does not present fairly the major differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States of America, in so far as they apply to the Telstra Group.

PJ Barrett
Auditor-General

Date: 12 February 2004
Canberra, Australia

32

FOR IMMEDIATE RELEASE

MEDIA RELEASE

Sensis acquires leading Australian classified advertising business, Trading Post

MELBOURNE: March 8, 2004 — Sensis Pty Ltd today announced it had acquired 100 percent ownership of the Australian-based Trading Post Group from wholly-owned subsidiaries of Dutch company Trader Classified Media NV for a cash consideration of A$636 million.

Sensis assumes immediate ownership of The Trading Post Group in Australia, a market leader in Australian classified advertising, operating twenty two popular print publications, five complementary online sites, two automotive inserts and Australia’s number one classified advertising brand, Trading Post®. The Trading Post Group generates revenue from three principal sources: classified advertisements; commercial display advertisements; and circulation.

Telstra Chief Executive Officer, Dr Ziggy Switkowski, said “This strategic acquisition brings together two leading advertising businesses to create a powerful presence in Australia’s fastest growing advertising market — local print and online advertising”.

Mr Bruce Akhurst, Group Managing Director Broadband and Media, confirmed that “Stand-alone Trading Post Group revenues will be around A$148 million in calendar year 2004, and there will be further substantial Sensis and Trading Post Group revenue and cost synergies resulting from this acquisition. The incremental EBITDA to Sensis from this investment and its associated benefits will exceed A$64 million in the 2004/05 operating year and I’m delighted one of our key growth vehicles, Sensis, has been able to secure a deal that will deliver significant value to Telstra shareholders”.

The acquisition meets Telstra’s strict investment criteria. It will be cashflow positive in the first year, EPS accretive in year two, provides full operational control, and will deliver attractive EBITDA uplift.

The Chief Financial Officer, John Stanhope, emphasised that this investment left Telstra still within its capital management ratios and would not affect the Board’s ability to continue with their current shareholder value enhancing initiatives.

Sensis Chief Executive Officer, Mr Andrew Day, said “We’re extremely pleased to have the Australian-based Trading Post operation join the Sensis stable of high quality directory and non-directory advertising assets. The Trading Post acquisition increases our total advertising market share from 13% to around 15% and our online advertising revenue share to approximately 26%, and creates a strong base for further extension into the classified advertising market in Australia.

Mr Day commented “Trading Post is a high growth company and a very strong business in its own right. It’s on track to deliver solid revenue growth of around 15% in CY 2004, and has many opportunities for further growth through product enhancement, new publications, new territories and new online category web sites.

“Sensis can deliver significant value to Trading Post to help it grow as the market leader in Australian classified advertising. We will do so by drawing on our core expertise in local advertising and sales, market and product development, and IT”.

In return, Trading Post can deliver significant value to Sensis, allowing its Yellow Pages® and White Pages® directory customers access to new products in print and online publications published on a more frequent basis, adding a leading icon Australian brand to the already strong Sensis® brand portfolio, and providing deeper functional content to enhance Sensis’ consumer offerings.

Sensis will operate the Trading Post initially as a stand-alone business. Trading Post Group Chief Executive Officer, Mr Roderick McAllery, will continue as CEO and become a member of the Sensis Executive Leadership Team. There will be no change to the current Trading Post Group management structure, which is well established and high performing. Trading Post’s staff base of nearly 830 people, and its Australian-based operations and facilities will now come under Sensis management.

Amongst others, the Trading Post Group print publications include Trading Post (general classifieds), Things that Go (automotive), Collectormania (collectables), Auto Trader Xtra (automotive) and Zest For Life (retirement). Its complementary online sites include tradingpost.com.au, autotrader.com.au, thingsthatgo.com.au, buysell.com.au and collectormania.com.au.

-ends-

About Sensis

Sensis is one of Australia’s leading directory, advertising, and information providers. Our vision is to connect people, businesses and places 24 hours a day, seven days a week. In realising this vision we accept the challenge that we must provide our customers with innovative new ways to advertise, communicate and do business. To achieve this we offer a powerful, multi-channel solutions portfolio that incorporates directories advertising, voice and online information and advertising, electronic procurement and cataloguing services. These solutions enable us to achieve annual revenues exceeding $1.2 billion.

Sensis is the advertising subsidiary of Telstra Corporation Limited and manages some of Australia’s leading brands such as White Pages®, Yellow Pages®, CitySearch® and Where is®.

About Trading Post Group Australia Ptv Ltd (TPG)

The Trading Post brand is the leading publishing and internet classified business in Australia. TPG’s portfolio of titles occupy strong positions in each content category and geographic region with the two oldest brands dating back to 1966 and 1968. TPG’s primary focus remains the generalist Trading Post paid ad/paid circulation advertising publications. Most publications are paid ad/paid circulation with classifieds on the pre-paid basis, however, The Melbourne Trading Post and Personal Trading Post also offer pay-on-sale reflecting their original point of differentiation from newspapers. TPG has also strengthened its market penetration and depth of content via the production and distribution of category specific publications.

Historically the company’s strength has been its offline products, however, increasing the content of such publications is being replicated to the online environment. TPG manages 5 online publications including Australia’s number one classified online site, www.tradingpost.com.au. The company began its online presence in 1996 with the launch of melbournetradingpost.com.au. Classified content on the web is sourced from the business’ print databases where advertisers are provided with the option of listing their goods online.

For further information please contact:

Felicity Hand
General Manager Sensis Corporate Communications
Ph: 61 3 9201 4785
Mb: 0417 566 061

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

/s/ Douglas Gration Name: Douglas Gration Title: Company Secretary
Date: 18 March 2004